Exhibit 2.1

Execution Copy

THE WILLIAM L. BONNELL COMPANY, INC.

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BON L HOLDINGS CORPORATION

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IDLEWOOD PROPERTIES, INC.

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WXP HOLDINGS, INC.

PURCHASE AGREEMENT

January 6, 2008

Page

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION	2
1.1	Definitions	2
1.2	Certain Rules of Interpretation	12
1.3	Knowledge	12
1.4	Entire Agreement	13

ARTICLE 2

PURCHASE AND SALE	13
2.1	Action by Seller and Purchaser	13
2.2	Place of Closing	15

ARTICLE 3

PURCHASE PRICE	15
3.1	Purchase Price	15
3.2	Satisfaction of Purchase Price	15
3.3	Joint Inventory Count	15
3.4	Delivery of Closing Date Financial Statements	15
3.5	Purchase Price Adjustments	16
3.6	Objection to Draft Closing Date Financial Statements	16
3.7	Interest	17
3.8	Adjustment to and Allocation of Purchase Price	17

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER	18
4.1	Incorporation and Corporate Power	18
4.2	No Subsidiaries	18
4.3	Status and Right to Sell	18
4.4	Capitalization	19
4.5	Due Authorization and Enforceability of Obligations	19
4.6	Absence of Conflicts	20
4.7	Regulatory Approvals	20
4.8	Financial Statements	21
4.9	Absence of Undisclosed Liabilities	21
4.10	Absence of Changes and Unusual Transactions	21
4.11	Title to Certain Assets	22
4.12	Condition of Assets	23
4.13	Inventories	23
4.14	Accounts Receivable and Accounts Payable	23
4.15	Licences and Business in Compliance with Law	24
4.16	Intellectual Property	24
4.17	Owned Real Property	25
4.18	Leased Real Property	25

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(continued)

Page

4.19	Environmental Matters	26
4.20	Employment Matters	28
4.21	Collective Agreements	29
4.22	Pension and Other Benefit Plans	29
4.23	Material Contracts	30
4.24	Litigation	31
4.25	Tax Matters	31
4.26	Corporate Records	33
4.27	No Broker	33
4.28	Bankruptcy and Insolvency Proceedings	33
4.29	Personal Information	33
4.30	Personal Property Leases	34
4.31	Governmental Authorizations	34
4.32	Customers and Suppliers	34
4.33	Transactions with Affiliates	34
4.34	Products	35
4.35	Insurance	35
4.36	Banking Information	35
4.37	Indebtedness	36
4.38	Disclaimer of Other Representations and Warranties	36

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	36
5.1	Status of the Purchaser	36
5.2	Due Authorization and Enforceability of Obligations	36
5.3	Absence of Conflicts	36
5.4	Financial Ability	37
5.5	Investment Canada	37
5.6	Litigation	37
5.7	Personal Information	37
5.8	No Broker	37

ARTICLE 6

SURVIVAL	38
6.1	Nature and Survival	38

ARTICLE 7

PURCHASER’S CONDITIONS PRECEDENT	38
7.1	Material Adverse Effect	38
7.2	Truth and Accuracy of Representations of Seller at the Closing Time	38
7.3	Compliance with Seller Covenants	39
7.4	Receipt of Closing Documentation	39
7.5	Consents and Authorizations	39

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(continued)

Page

7.6	No Proceedings	39
7.7	Third Party Consents	39
7.8	Directors and Officers of the Subject Companies	39
7.9	Ancillary Agreements	39
7.10	Competition Act Approval	39
7.11	Release	40
7.12	Officer’s Certificate	40
7.13	Bring-Down Certificate	40
7.14	Confirmation of Subject Company Information	40

ARTICLE 8

SELLER’S CONDITIONS PRECEDENT	40
8.1	Truth and Accuracy of Representations of the Purchaser at Closing Time	41
8.2	Performance of Obligations	41
8.3	Consents and Authorizations	41
8.4	No Proceedings	41
8.5	Ancillary Agreements	41
8.6	Officer’s Certificate	41
8.7	Bring-Down Certificate	41
8.8	Competition Act Approval	41

ARTICLE 9

OTHER COVENANTS OF THE PARTIES	42
9.1	Conduct of Business Prior to Closing	42
9.2	Access for Investigation	42
9.3	Notice by Seller of Certain Matters	43
9.4	Intercompany Arrangements	43
9.5	Actions to Satisfy Closing Conditions	44
9.6	Preservation of Records	45
9.7	Stub Period Returns	45
9.8	Tax Matters	46
9.9	Risk of Loss	48
9.10	Submission to Jurisdiction	48
9.11	Section 116 Requirements	49
9.12	Change of Bon L Canada’s Name	52
9.13	Tax Election	52
9.14	[Intentionally Omitted]	52
9.15	Exclusivity	52
9.16	Grounds for Termination	53
9.17	Effect of Termination	53
9.18	Transition Services	53
9.19	Bank Accounts	54
9.20	Collection of Accounts Receivable	54

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(continued)

Page

9.21	Confidentiality	54
9.22	Provision of Tax Information	54
9.23	Pension Underfunding Payment	55

ARTICLE 10

INDEMNIFICATION	56
10.1	Indemnification by the Seller	56
10.2	Indemnification by the Purchaser	59
10.3	Indemnification Procedures for Third Party Claims	59
10.4	Reductions and Subrogation	60
10.5	Exclusive Remedy	61
10.6	One Recovery	61
10.7	Duty to Mitigate	61
10.8	Adjustment to Purchase Price	61
10.9	Set-Off	62

ARTICLE 11

GENERAL	62
11.1	Public Notices	62
11.2	Expenses	62
11.3	Notices	62
11.4	Assignment	64
11.5	Guaranty	64
11.6	Enurement	65
11.7	Amendment	65
11.8	Non-Disturbance and Attornment Agreement	65
11.9	Further Assurances	65
11.10	Execution and Delivery	65

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THIS PURCHASE AGREEMENT is made January 6, 2008

AMONG:

The William L. Bonnell Company, Inc., a corporation governed by the laws of the Sate of Georgia,

(the “Guarantor”)

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Bon L Holdings Corporation, a corporation governed by the laws of the Commonwealth of Virginia,

(the “Seller”)

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Idlewood Properties, Inc., a corporation governed by the laws of the Commonwealth of Virginia,

(“Idlewood Properties”)

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WXP Holdings, Inc., a corporation governed by the laws of Delaware,

(the “Purchaser”).

RECITALS:

A.	The Seller beneficially and legally owns and controls all of the shares in the capital of Bon L Canada (defined below) and all of the Purchased Shares (defined below).
B.

Idlewood Properties has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from Idlewood Properties the Purchased Note (defined below), on the terms and conditions of this Agreement.

C.	The Purchaser has agreed to subscribe for one Class A common share in the capital of Bon L Canada (the “New Share”).
D.	All of the Bon L Canada Shares (defined below) held by the Seller immediately prior to the Closing Time (defined below) shall be cancelled by Bon L Canada without payment of any consideration.

E.	The Seller has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Seller all of the Purchased Shares, on the terms and conditions of this Agreement.
F.

The Guarantor has agreed to guarantee the performance of the obligations of the Seller and of Idlewood Properties under this Agreement and to be bound by all the obligations under Sections 9.15 and 9.21 as a “Seller”.

THEREFORE, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Accounts Payable” means amounts owing by a Subject Company to any third party Person determined and classified in current liabilities in accordance with GAAP consistently applied;

“Accounts Receivable” means accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the Books and Records and other amounts due or deemed to be due to a Subject Company from a third party Person, net of an appropriate allowance for doubtful accounts and sales returns, determined and classified in current assets in accordance with GAAP consistently applied;

“Accrued Liabilities” means liabilities of a Subject Company incurred but which are not yet due and payable, determined and classified in current liabilities in accordance with GAAP consistently applied;

“Affiliate” has the meaning given to “affiliate” in the CBCA, as at the date hereof;

“Agreement” means this Purchase Agreement and the Disclosure Letter, including all schedules, exhibits, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Apolo” means Apolo Tool & Die Manufacturing Inc., a corporation governed by the laws of Canada;

“Balance Sheet” means the combined balance sheet of the Subject Companies as at November 25, 2007, forming part of the Financial Statements;

“Benefit Plans” means material plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written formal or informal, funded or unfunded, insured or uninsured, registered or unregistered to which a Subject Company is a party or bound or in which the Employees participate or under which a Subject

Company has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its Employees, directors or officers, individuals working on contract with a Subject Company or other individuals providing services to a Subject Company of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“Bon L Canada” means Bon L Canada Inc., a corporation governed by the laws of Canada;

“Bon L Canada Shares” means all of the issued and outstanding shares in Bon L Canada other than the New Share;

“Books and Records” means books and records of the Subject Companies, including tax, financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media;

“Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks located in Toronto, Ontario and Atlanta, Georgia are open for commercial banking business during normal banking hours;

“CBCA” means Canada Business Corporation Act;

“Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, reasonable professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all actual and documented costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the completion of the transactions contemplated by Section 2.1;

“Closing Cash” means the combined balance of cash and highly liquid investments with original maturities of three months or less of the Subject Companies as at the Closing Date, net of any unpaid cheques, negative cash balances or drafts drawn thereon, determined in accordance with GAAP consistently applied;

“Closing Date” means the later of (i) February 12, 2008 and (ii) the date that is 5 Business Days after the satisfaction of the conditions precedent set out in Articles 7 and 8, provided that the Closing Date shall not be later than February 29, 2008 without the written agreement of the Parties;

“Closing Date Financial Statements” means the combined balance sheet and combined statement of the Closing Net Working Capital of the Subject Companies as at 12:01 a.m. on the Closing Date and the combined statement of income or loss of the Subject

Companies for the interim period then ending, prepared by the Purchaser in accordance with GAAP consistent with past practice, with full cooperation of the Seller, as finally determined in accordance with the provisions of Section 3.4 and 3.6;

“Closing Net Working Capital” means as at 12:01 a.m. on the Closing Date:

(a)	the value of the combined Accounts Receivable of the Subject Companies; plus
(b)	the value of the combined Inventories of the Subject Companies; less
(c)	the value of the combined Accounts Payable of the Subject Companies; less
(d)	the value of the combined Accrued Liabilities of the Subject Companies (other than the Purchased Note);

and, for greater certainty, no amount that is included in the calculation of Indebtedness for purposes of Section 3.4, 3.5 or 3.6 shall be included in the calculation of Closing Net Working Capital;

“Closing Time” means 10:00 o’clock a.m. (Toronto time) on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

“Collective Agreements” means the collective agreements by which a Subject Company is bound;

“Confidentiality Agreement” means the Confidentiality Agreement dated October 17, 2007 between Signature Aluminum, Inc. and Tredegar Corporation as amended by letter agreement dated the date hereof;

“Contracts” means oral and written contracts, licences, leases, agreements, obligations, commitments, entitlements or engagements to which a Subject Company is a party or by which it is bound, and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees (but excluding statutory warranties and warranties implied by common law);

“DB Pension Plan” means a Pension Plan, as of the Closing Date, that is a registered pension plan and that provides benefits on a defined benefit basis, in whole or in part;

“Deficit Funding Position” means, in respect of each DB Pension Plan, the amount, if any, by which the fair market value of related assets is below the greater of solvency liabilities or wind-up liabilities using the methods and assumptions disclosed in the most recent actuarial report for such DB Pension Plan which methods and assumptions are in compliance with applicable Laws, current industry standards (including provision for expenses, but without provision for the present value of future special payments) and properly reflect the terms of the applicable DB Pension Plan and the benefits payable thereunderwith any adjustments necessary to reflect any changes in the benefits under any DB Pension Plan in effect prior to the Closing Date;

“Disclosure Letter” means the disclosure letter from the Seller to the Purchaser dated the date of, and delivered concurrently with, this Agreement;

“Employees” means individuals employed by a Subject Company on a full-time, part-time or temporary basis (including officers), including those employees on disability leave, parental leave or other absence;

“Employment Contracts” means Contracts, other than Benefit Plans, in writing between an Employee and a Subject Company;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, options, adverse claims, easements, servitudes or encumbrances of any kind or character whatsoever;

“Environment” means air, land, water, all organic and inorganic matter and all living organisms and includes surface water, ground water, land surface, soil, subsurface strata and all layers of the atmosphere;

“Environmental Approvals” means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, registrations, or approvals required by a Governmental Authority pursuant to an Environmental Law relating to the operations, business or assets of the Subject Companies;

“Environmental Laws” means all applicable Laws in respect of the Environment, public or occupational health or safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances, including the Canadian Environmental Protection Act, the Fisheries Act (Canada), the Environmental Protection Act (Ontario), the Ontario Water Resources Act, Environment Quality Act (Quebec) and all regulations promulgated pursuant to the foregoing;

“Estimated Closing Cash” means the good faith estimate of Closing Cash delivered by the Seller to the Purchaser at least two Business Days prior to the Closing Date;

“Estimated Closing Net Working Capital” means the good faith estimate of Closing Net Working Capital delivered by the Seller to the Purchaser at least two Business Days prior to the Closing Date;

“Estimated Indebtedness” means the good faith estimate of Indebtedness as at the Closing Date delivered by the Seller to the Purchaser at least two Business Days prior to the Closing Date;

“Exchange Rate” means, for a given day, US dollar daily noon rate or closing rate, as applicable, (vis a vis the Canadian dollar) as published by the Bank of Canada on its website onthat day;

“Financial Statements” means the combined financial statements of the Subject Companies consisting of:

(a)

for the fiscal year ended December 31, 2006, the combined balance sheet and the statement of income or loss and cash flows prepared in accordance with GAAP consistently applied throughout the periods to which they relate,

(b)	for the interim period ended November 25, 2007, the combined balance sheet and the statement of income or loss, and
(c)	for the interim period ended September 30, 2007, the combined statement of cash flows,

all prepared in accordance with GAAP consistently applied throughout the periods to which they relate,a copy of which is annexed as Section 1.1(a) of the Disclosure Letter;

“GAAP” means United States generally accepted accounting principles, as in effect from time to time, subject to the exceptions set forth in Section 1.1(b) of the Disclosure Letter;

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or
(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Governmental Authorizations” means authorizations, approvals, licences or permits issued to a Subject Company by or from any Governmental Authority;

“Hazardous Substances” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the Environment, injure or damage property or plan or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Law as hazardous, toxic or dangerous or any other substance or material prohibited, regulated or reportable pursuant to any Environmental Law;

“Hedge Escrow Agreement” has the meaning given in Section 2.1;

“Hedging Contracts” means futures, options or other derivative contracts entered into by the Seller or an Affiliate thereof on behalf of the Subject Companies to hedge related margin exposure on fixed-price forward sales contracts, each of which (including the related fixed-price forward sales contracts) are listed in Section 1.1(c) of the Disclosure Letter as such Section 1.1(c) of the Disclosure Letter may be amended from time to time in accordance with Section 9.1(a)(i) of this Agreement;

“Incur” or “Incurred” means, in relation to contributions to a DB Pension Plan, any contributions to a DB Pension Plan made by Bon L Canada when paid when due and owing to such plan under applicable Laws and as determined pursuant to filed actuarial valuations and, in the context of a full or partial plan wind-up of a DB Pension Plan, on the payment of any amount owing by Bon L Canada under applicable Laws;

“Indebtedness” means, with respect to the Subject Companies at any date, without duplication: (i) all obligations for borrowed money or in respect of loans or advances, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations in respect of letters of credit and bankers’ acceptances, (iv) all obligations arising from deferred compensation arrangements and employee bonuses (to the extent not accrued for in Closing Net Working Capital) and any payments triggered by the transactions contemplated by this Agreement, (v) all obligations secured by an Encumbrance, (vi) all purchased money debt and capital lease obligations determined in accordance with GAAP consistently applied, (vii) all notes and accounts payable to any Affiliates of the Subject Companies or any officers or employees thereof, (viii) deferred revenue obligations, (ix) contingent liabilities or any liabilities incurred outside the ordinary course of business, (x) Accounts Payable more than 60 days past due as at the Closing Date, (xi) legal and professional fees (to the extent not accrued for in Closing Net Working Capital), (xii) all guaranties, accrued interest, prepayment fees or penalties related to any of the foregoing and (xiii) any excess of the projected benefit obligation over the fair value of related plan assets for postretirement benefit plans other than Pension Plans, determined as at December 30, 2007 in accordance with GAAP consistently applied (the GAAP accounting rates shall be based on actuarial methodology that is consistent with the December 31, 2006 valuation provided to Purchaser which valuation resulted in a projected benefit obligation of approximately Cdn. $65,000); for greater certainty, “Indebtedness” of a Subject Company shall not include any obligations of such Subject Company in respect of or relating to any Pension Plans;

“Indemnified Party” has the meaning given in Section 10.3;

“Indemnifying Party” has the meaning given in Section 10.3;

“Independent Auditor” means Ernst & Young;

“Information Technology” means computer hardware, software in source code and object code form (including documentation, interfaces and development tools), websites for the Subject Companies, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by a Subject Company;

“Intellectual Property” means intellectual property rights, whether registered or not, owned, used or held by a Subject Company;

“Intercompany Accounts” means all balances related to Indebtedness, including any intercompany Indebtedness (including intercompany trade payables and receivables) between the Seller and/or its Affiliates (other than the Subject Companies) on the one hand, and a Subject Company, on the other hand;

“Inventories” means all inventories of aluminium and alloy wheresoever situate owned by each of the Subject Companies including all such inventories of raw materials, work-in-progress, finished goods and scrap and valued at average cost in accordance with GAAP consistently applied;

“Laws” means currently existing applicable statutes, by-laws, rules, regulations, Orders, ordinances or judgments, in each case of any Governmental Authority having the force of law;

“Leased Real Property” means lands and/or premises which are used by a Subject Company which are leased, subleased, licensed or otherwise occupied by a Subject Company and the interest of the Subject Companies in plants, buildings, structures, fixtures, erections, improvements, easements, rights of way, spur tracks and other appurtenances situate on or forming part of such premises;

“Material Adverse Effect” means any change, effect or circumstance that is materially adverse to the business, assets, financial condition or results of operations of the Subject Companies, taken as a whole; but shall exclude any Material Adverse Effect arising out of any of the following: (i) any change, effect or circumstance relating generally to financial markets or general economic conditions including fluctuations in currency; (ii) any change, effect or circumstance relating to conditions generally affecting the industry in which the Subject Companies operate; (iii) war, act of terrorism, civil unrest or similar event; (iv) any generally applicable change in Laws or interpretation thereof; (v) any change in the market price of products in the industry in which the Subject Companies operate; (vi) any change in the price of raw materials used to a significant degree by a Subject Company; (vii) any failure of a Subject Company to meet projections in respect of that Subject Company; (viii) any change, effect or circumstance resulting from an action required by this Agreement; or (ix) any change, effect or circumstance caused by the announcement of this Agreement or the transactions contemplated by this Agreement provided, however, that any such change, effect or circumstance described in clauses (i) to (vi) does not have a materially disproportionate effect on the business, assets, financial condition or results of operations of the Subject Companies, taken as a whole; and provided further that in the case of the fluctuations in currency described in clause (i) any such change, effect or circumstance does not have a materially disproportionate effect on the Subject Companies, taken as a whole, compared to similarly situated companies;

“Material Contract” means any (i) written Contract for the employment of any officer, individual employee or other Person on a full time, part-time, consulting or other basis or relating to loans to officers, directors, managers or Affiliates (excluding, for greater certainty, standard confidentiality agreements signed by the Employees of any Subject Company); (ii) Contract under which the Subject Companies have advanced or loaned any other Person an amount in excess $10,000 individually or in the aggregate; (iii) a Contract which contains (A) minimum purchase commitments for either Subject Company, (B) an escalation clause or (C) requires the purchase of all or substantially all of a Subject Company’s requirements for a particular product from one vendor, supplier or subcontractor; (iv) a Contract which contains any “most-favored-nations” or similar provisions; (v) a Contract prohibiting any Subject Company from freely engaging in any business or competing anywhere in the world or requiring it to exclusively purchase from or sell products to any Person or any “take or pay” Contract; and (vi) any lease of any Leased Real Property;

“Notice ” has the meaning given in Section 11.3;

“Non-Competition Agreement” has the meaning given in Section 2.1;

“Objection Notice” has the meaning given in Section 3.6;

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator and includes Remedial Orders;

“Owned Real Property” means real property owned by a Subject Company, including plants, buildings, structures, fixtures, erections, improvements, and other appurtenances situate on or forming part of such real property;

“Parties” means the Seller, Idlewood Properties, the Guarantor and the Purchaser collectively, and “Party” means any one of them;

“Pension Plans” means Benefit Plans providing pensions, superannuation benefits or retirement savings including pension plans, top up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Income Tax Act (Canada)), “registered pension plans” (as defined in the Income Tax Act (Canada)) and “retirement compensation arrangements” (as defined in the Income Tax Act (Canada)) relating in each case to Employees;

“Permitted Encumbrances” means (i) the liens and encumbrances of record described in Section 1.1(d) of the Disclosure Letter and the applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, other agreements, building and other restrictions, easements, servitudes, rights of way and licences which do not in the aggregate materially adversely affect the use or value of theReal Property affected thereby and provided the same have been complied with in all material respects to the Closing Date including the posting of any required security for performance of obligations thereunder; (ii) defects or irregularities in title to the Real Property which are of a minor nature and do not materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date; (iii) inchoate statutory liens for Taxes, assessments, governmental or utility charges or levies not yet due as at the Closing Date; (iv) rights of equipment lessors under Contracts provided the terms of such Contracts have been fully performed to the Closing Date; and (v) all Encumbrances affecting a landlord’s freehold interest in any Leased Real Property;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Personal Information” means information in the possession or under the control of the Seller about an identifiable individual;

“Personal Property” means all machinery, equipment, furniture, motor vehicles and other chattels owned or leased by either of the Subject Companies (including those in possession of suppliers, customers and other third parties);

“Personal Property Lease” means a chattel lease, equipment lease, conditional sales contract and other similar agreement to which either Subject Company is a party or under which it has rights to use Personal Property;

“Purchase Price” means, collectively, the Purchased Shares Purchase Price and the Purchased Note Purchase Price, as adjusted pursuant to Article 3;

“Purchased Interests” means, collectively, the Purchased Shares and the Purchased Note;

“Purchased Note” means the promissory note issued by Bon L Canada in favour of Idlewood Properties dated October 1, 2007 and due October 1, 2012 in the principal amount of $34,388,796 (as reduced to the extent of any prepayments of principal amount) and bearing interest at the rate of 7.8% per annum;

“Purchased Note Purchase Price” has the meaning given in Section 3.1(b);

“Purchased Shares” means all of the issued and outstanding shares in the capital of Apolo;

“Purchased Shares Purchase Price” has the meaning given in Section 3.1(a);

“Real Property” means Owned Real Property and Leased Real Property;

“Real Property Leases” means those leases and subleases pursuant to which a Subject Company uses or occupies the Leased Real Property;

“Release” has the meaning prescribed in any Environmental Laws and includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, migration, placement or introduction;

“Remedial Orders” means Orders issued, filed or imposed by any Governmental Authority pursuant to any Environmental Laws and include Orders requiring remediation of any site or any remediation or clean-up of any Hazardous Substance, or requiring that any Release be reduced, modified or eliminated;

“Representative” when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party who is involved in the transactions contemplated by this Agreement;

“Statutory Plans” means statutory benefit plans which a Subject Company is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subject Companies” means, jointly, Bon L Canada and Apolo and a “Subject Company” means any one of Bon L Canada and Apolo, as applicable;

“Tangible Personal Property” means machinery, equipment, furniture, furnishings, office equipment, computer hardware, materials, vehicles, material handling equipment, implements, parts, tools, jigs, dies, moulds, patterns, tooling and spare parts and tangible assets (other than Real Property and Inventory) owned or used or held by the Subject Companies;

“Target Net Working Capital” means the average net working capital of the Subject Companies computed using fiscal month ending balances from January 2007 to December 2007, inclusive, calculated using the methodology set out in Section 1.1(g) of the Disclosure Letter, such calculation to be provided by the Seller to the Purchaser and confirmed by the Purchaser within five Business Days with the reasonable cooperation of the Seller;

“Tax Returns” means returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges imposed by any Governmental Authority under applicable Law, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

“Technical Information” means know-how and related technical knowledge owned, used or held by a Subject Company;

“Technology” means Intellectual Property, Technical Information and Information Technology;

“Transition Services Agreement” has the meaning give in Section 2.1; and

“U.S. Prime Rate” means, on any day, the annual rate of interest set forth in Federal Reserve Publication H.15(519) or any successor publication as published by the Board of Governors of the U.S. Federal Reserve System opposite the caption “Bank prime loan”.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States of America.
(b)	Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.
(d)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(e)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(g)

Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(h)	Time – Time is of the essence in the performance of the Parties’ respective obligations.
(i)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Knowledge

Any reference to the knowledge or awareness of any Party means to the actual knowledge of such Party and, in the case of the knowledge of the Seller, the actual knowledge of Duncan Crowdis, Michael E. Jones, D. Andrew Edwards, Jim Laverty and Wilf Holland, after having conducted a reasonable inquiry of those with responsibility for or knowledge of the relevant facts and matters, and investigation of the relevant facts and matters.

1.4	Entire Agreement

This Agreement, the Confidentiality Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and such other documents and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, whether statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Confidentiality Agreement and any document required to be delivered pursuant to this Agreement and the Purchaser shall acquire the Purchased Interests as is and where is subject to the benefit of the representations and warranties in this Agreement. Each of this Agreement and the Confidentiality Agreement constitutes the complete and exclusive statement of its terms and no extrinsic evidence whatsoever may be introduced in any proceedings involving it. Any cost estimates, projections or other predictions contained or referred to in any other material that has been provided to the Purchaser or any of its Affiliates, agents or representatives (including any due diligence presentations or documents, and in particular any descriptive memorandum transmitted to the Purchaser relating to any Subject Company and the sale of the Purchased Interests, and any supplements or addenda thereto) are not and shall not be deemed to be representations or warranties of the Seller or any of their respective Affiliates, agents, employees or representatives (except as set forth herein). This Agreement is not intended to confer any benefit upon any Person other than the Parties and, solely with respect to Article 10, the other Indemnified Parties.

ARTICLE 2

PURCHASE AND SALE

2.1	Action by Seller and Purchaser

Subject to the provisions of this Agreement, at the Closing Time:

(a)	the following shall occur in the following order:
(i)	Idlewood Properties shall sell and the Purchaser shall purchase the Purchased Note;
(ii)	the Purchaser shall subscribe for the New Share for a subscription price of $1.00; and
(iii)

all of the Bon L Canada Shares shall be cancelled by Bon L Canada without payment of any consideration, and, concurrently therewith, the Seller shall sell, transfer and deliver to the Purchaser and the Purchaser shall purchase and acquire from the Seller the Purchased Shares, free and clear of all Encumbrances;

(b)	the Purchaser shall pay the Purchased Shares Purchase Price and the Purchased Note Purchase Price as provided in Section 3.2;
(c)	the Seller shall deliver to the Purchaser:
(i)

share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holder of record;

(ii)	a share certificate representing the New Share and evidence of cancellation of the Bon L Canada Shares;
(iii)

a transition services agreement between the Subject Companies and the Guarantor (the “Transition Services Agreement”) in form and substance acceptable to the Parties, acting reasonably, duly executed by the Guarantor as well as a non-competition agreement between the Subject Companies, on the one hand, and the Seller and the Guarantor on the other hand, (the “Non-Competition Agreement”) in form and substance acceptable to the Parties, acting reasonably, duly executed by the Guarantor and the Seller;

(iv)

a hedge escrow agreement providing for the assumption by the Subject Companies of benefits and/or liabilities set forth in the existing Hedging Contracts as set out in Section 1.1(c) of the Disclosure Letter and the creation of an escrow account to be funded by the Purchaser or the Guarantor, as appropriate, with the net unrealized gain or loss associated with the Hedging Contracts to be adjusted quarterly between the Subject Companies and the Guarantor(the “Hedge Escrow Agreement”) in form and substance acceptable to the Parties, acting reasonably, duly executed by the Guarantor; and

(v)	such other documents and instruments as may be reasonably required by the Purchaser to complete the transactions contemplated herein;
(d)	Idlewood Properties shall transfer and deliver to the Purchaser the certificate representing the Purchased Note; and
(e)	the Purchaser shall deliver to the Seller:
(i)	the Transition Services Agreement as well as the Non-Competition Agreement in each case duly executed by the Subject Companies;
(ii)	the Hedge Escrow Agreement duly executed by the Subject Companies; and

                              (iii)            such other documents and instruments as may be reasonably required by the Seller to                                                 complete the transactions contemplated herein.

2.2          Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at 1 First Canadian Place, 63rd Floor, Toronto, Ontario, Canada M5X 1B8, or at such other place as may be agreed upon by the Seller and the Purchaser.

ARTICLE 3

PURCHASE PRICE

3.1	Purchase Price
(a)	The amount payable by the Purchaser to the Seller for the Purchased Shares (the “Purchased Shares Purchase Price”), exclusive of all applicable sales and transfer Taxes, shall be the amount of $1.00.
(b)

The amount payable by the Purchaser to Idlewood Properties for the Purchased Note (the “Purchased Note Purchase Price”), exclusive of all applicable sales and transfer Taxes, shall be the amount of $24,999,000.

(c)

The amount payable by the Purchaser to the Seller and the Guarantor in return for the Seller and the Guarantor granting the covenants to be contained in the Non-Competition Agreement, exclusive of all applicable sales and transfer Taxes shall be $1,000.

3.2	Satisfaction of Purchase Price

At the Closing Time, the Purchaser shall satisfy the Purchase Price by payment to the Seller and Idlewood Properties, in such proportions as the Seller and Idlewood Properties may direct, of $25,000,001 plus Estimated Closing Cash plus the Estimated Closing Net Working Capital less the Target Net Working Capital less the Estimated Indebtedness by wire transfer of immediately available funds pursuant to wire instructions furnished to the Purchaser by the Seller at least two Business Days prior to the Closing Date.

3.3	Joint Inventory Count

The Seller and the Purchaser shall jointly count and value the Inventories as of 12:01 a.m. on the Closing Date.

3.4	Delivery of Closing Date Financial Statements

As soon as reasonably practicable after the Closing Date and in any event not later than 45 days thereafter, the Purchaser, with full cooperation of the Seller, shall cause to be prepared and delivered to the Seller and Idlewood Properties the Closing Date Financial Statements.

3.5         Purchase Price Adjustments

Subject to Section 3.6, within 10 days after delivery by the Purchaser to the Seller and Idlewood Properties of the Closing Date Financial Statements, if the Closing Net Working Capital plus Closing Cash less Indebtedness (as at the Closing Date, except as specified in the definition of Indebtedness) exceeds the Estimated Net Working Capital plus Estimated Closing Cash less Estimated Indebtedness (as at the Closing Date, except as specified in the definition of Indebtedness), the Purchaser shall pay to the Seller and Idlewood Properties, in such proportionsas the Seller and Idlewood Properties may direct, the amount of the excess and if the Closing Net Working Capital plus Closing Cash less Indebtedness (as at the Closing Date, except as specified in the definition of Indebtedness) is less than the Estimated Net Working Capital plus Estimated Closing Cash less Estimated Indebtedness (as at the Closing Date, except as specified in the definition of Indebtedness), then the Seller and Idlewood Properties, in such proportions as the Seller and Idlewood Properties may direct, shall pay the Purchaser the amount of the difference.

3.6	Objection to Draft Closing Date Financial Statements
(a)

Delivery of Objection Notice – The Closing Date Financial Statements shall become final and binding upon the Seller and Idlewood Properties on the 10th day following delivery thereof unless, prior to such date, the Seller (on behalf of itself and Idlewood Properties) advises the Purchaser by delivery to the Purchaser of a written notice (the “Objection Notice”) objecting in good faith to any item of the Closing Date Financial Statements. The Objection Notice shall set out the reasons for each of the Seller’s objections as well as each amount in dispute and reasonable details of the calculation of each such amount in dispute. If the Closing Date Financial Statements require that the Seller and Idlewood Properties make a payment to the Purchaser as contemplated by Section 3.5, the Seller and Idlewood Properties, at the same time any Objection Notice is given to the Purchaser, will pay to the Purchaser the amount to be paid to the Purchaser except for the specific amount in dispute as reflected in the Objection Notice.

(b)

Resolution of Disputes – The Purchaser shall give the Seller, Idlewood Properties and their accountants full access to the Books and Records and working papers of the Subject Companies and their auditors to enable the Seller and Idlewood Properties to exercise their rights under this Section. The Seller (on behalf of itself and Idlewood Properties) and the Purchaser shall attempt in good faith to resolve all of the items in dispute set out in any Objection Notice within 30 days of receipt of any Objection Notice. Any items in dispute not resolved within such 30 day period shall be referred as soon as possible thereafter by the Seller and the Purchaser to the Independent Auditor. The Independent Auditor shall act as expert and not as arbitrator and shall be required to determine the items in dispute that have been referred to it as soon as reasonably practicable but in any event not later than 30 days after the date of referral of the dispute to it. In making its determination, the Independent Auditor will only consider the issues in dispute placed before it. The Seller and the Purchaser shall provide or make available, all documents and information as are reasonably required by the Independent Auditor to make its determination. The determination of the

Independent Auditor shall be final and binding on the Parties (absent fraud or clerical error) and the Closing Date Financial Statements shall be finalized in accordance with such determination.

(c)	Audit Expenses – Any fees and expenses of the auditor of the Subject Companies in acting in accordance with this Section 3.6 shall be paid by the Subject Companies. The fees and expenses of the Independent Auditor in acting in accordance with this Section 3.6 shall be allocated by the Independent Auditor between the Purchaser and the Seller (on behalf of itself and Idlewood Properties) based on the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. As an example and for illustrative purposes only, if the Purchaser contends that there should be a Purchase Price decrease of $1,000,000, the Seller contends that there should be no Purchase Price decrease and the Independent Auditor determines that there should be a Purchase Price decrease of $300,000, then the Purchaser shall pay 70% of the fees and expenses of the Independent Auditor and the Seller (on behalf of itself and Idlewood Properties) shall pay 30% of such fees and expenses.

(d)

Payment in Accordance with Determination - Within 5 days after resolution, by agreement of the Parties, of the dispute which was the subject of the Objection Notice or, failing such resolution, within 5 days after the final determination of the Independent Auditor, the Seller and Idlewood Properties or the Purchaser, as the case may be, shall pay to the other the amount owing as a result of such resolution or final determination.

3.7	Interest

The amounts paid as adjustments under Sections 3.5 and 3.6 shall be paid together with interest thereon calculated and compounded monthly from the Closing Date to the date of payment, at the rate per annum equal to 5.5%, less any applicable withholding taxes.

3.8	Adjustment to and Allocation of Purchase Price

Any payment made by the Purchaser to the Seller and Idlewood Properties pursuant to Sections 3.2, 3.5 and 3.6 shall constitute an increase in the Purchase Price and any payment made by the Seller and Idlewood Properties to the Purchaser pursuant to Sections 3.2, 3.5 and 3.6 shall constitute a reduction of the Purchase Price. If the Purchase Price shall be adjusted pursuant to Section 3.2, Section 3.5 or Section 3.6, the amount of adjustment required shall be allocated first to the Purchased Note and any excess of the Purchase Price over the stated principal amount of the Purchased Note shall be allocated to the Purchased Shares. Each of the Parties shall report the purchase and sale of the Purchased Interests in any Tax Returns in accordance with the provisions of Section 3.8.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller (and solely with respect to the representations given by Idlewood Properties in Section 4.3(a), 4.3(c), 4.5, 4.7, 4.20(d), 4.27, 4.31, 4.32 and 4.38 Idlewood Properties and the Seller, jointly and severally), as of the date hereof and as of the Closing Date, represent and warrant to the Purchaser the matters set out below and acknowledge that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement. Disclosure of a fact or matter to the Purchaser in any section of the Disclosure Letter shall be sufficient disclosure for another representation or warranty under this Agreement if (a) a specific cross-reference is made to or from the appropriate section of the Disclosure Letter for such other representation or warranty or (b) the disclosure is described in sufficient detail such that the qualification of the other representation or warranty is reasonably apparent.

4.1	Incorporation and Corporate Power
(a)

Each Subject Company is a corporation duly incorporated and validly existing under the laws of Canada and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

(b)

Each Subject Company is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

(c)	The list of directors and officers of each Subject Company set forth in Section 4.1 of the Disclosure Letter is true and complete.
4.2	No Subsidiaries

Neither Subject Company owns, nor has any direct or indirect interest in, any shares or has an ownership interest in any other Person.

4.3	Status and Right to Sell
(a)

Each of the Seller and Idlewood Properties is a corporation duly incorporated and validly existing under the laws of the Commonwealth of Virginia. Neither the Seller nor Idlewood Properties is a consumer as defined in the Consumer Protection Act, 2002.

(b)

The Seller is the sole registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances. The Seller has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any Material Contract, charter or by-law provision, Order, judgment, decree, licence, permit or Law, to which the Seller is a party or subject or by which the Seller is bound or affected. No Person other than the Purchaser has, or has any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition of any of the Purchased Interests. Except as disclosed in Section 4.3 of the Disclosure Letter, the Purchased Shares are not subject to the terms of any shareholders agreement and there are no restrictions of any kind on the transfer of the Purchased Shares except those set out in the articles of incorporation of the Subject Companies. The Purchased Shares have been validly issued in compliance with applicable Law and are fully paid and non-assessable.

(c)

Idlewood Properties is the sole holder of the Purchased Note free and clear of all Encumbrances. Idlewood Properties has the exclusive right to dispose of the Purchased Note as provided in this Agreement.

4.4	Capitalization

The authorized and issued share capital of each Subject Company set forth in Section 4.4 of the Disclosure Letter is true and complete. All of the Purchased Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. The New Share, upon receipt of consideration therefor, shall be fully paid and non-assessable. No options, warrants or other rights to purchase shares or other securities of a Subject Company and no securities or obligations convertible into or exchangeable for shares or other securities or phantom participations of a Subject Company have been authorized or agreed to be issued or are outstanding. Except as disclosed in Section 4.4 of the Disclosure Letter, there are no shareholders’ agreements governing the affairs of a Subject Company or the relationship, rights and duties of its shareholders, nor are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares in the capital of a Subject Company. As of the Closing Date, the representation and warranties in this Section 4.4 shall be deemed to have been amended to reflect the cancellation of the Bon L Canada Shares and the issuance of the New Share, in each case, as contemplated in Section 2.1(a).

4.5	Due Authorization and Enforceability of Obligations
(a)

Each of the Seller and Idlewood Properties has all necessary corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to carry out its obligations under this Agreement and under all such other agreements and instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of the Seller and Idlewood Properties. This Agreement constitutes a valid and binding obligation of each of the Seller and Idlewood Properties enforceable against each of them in accordance with its terms subject to any limitations on enforcement imposed by any Law of general application affecting creditors, rights.

(b)

No act or proceeding has been taken or authorized by or against the Seller or Idlewood Properties by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Seller or Idlewood Properties or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Seller or Idlewood Properties and, to the knowledge of the Seller, no such proceedings have been threatened by any other Person.

(c)

Neither the Seller nor Idlewood Properties is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada), nor will either of them become an insolvent person as a result of the Closing.

(d)

There is no Claim in progress, pending, or, to the knowledge of the Seller, threatened against or affecting the Seller or Idlewood Properties which, in any such case, affects adversely or might affect adversely the ability of the Seller or Idlewood Properties to enter into this Agreement or to perform its obligations hereunder or affecting the title of the Seller or Idlewood Properties, as applicable, to any of the Purchased Interests at law or in equity. To the knowledge of the Seller, there are no grounds on which any such Claim might be commenced and there is no Order outstanding against or affecting the Seller or Idlewood Properties which, in any such case, affects adversely or might affect adversely the ability of the Seller or Idlewood Properties to enter into this Agreement or to perform its obligations hereunder.

4.6	Absence of Conflicts

Except as disclosed in Section 4.6 of the Disclosure Letter, neither Subject Company is a party to, bound or affected by or subject to any:

(a)	Material Contract;
(b)	charter or by-law; or
(c)	Laws or Governmental Authorizations;

which would be materially violated, breached by, or under which a material default would occur or a material Encumbrance or other right would be created, triggered or accelerated as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement. There has been no sale, assignment, subletting, licensing or granting of any rights in or other disposition of or in respect of any of a Subject Company’s assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase, assignment, subletting, licensing or granting of any rights in or other disposition of any of such assets other than pursuant to the provisions of, or as disclosed in, this Agreement or pursuant to purchase orders for Inventory accepted by a Subject Company in the ordinary course of business.

4.7	Regulatory Approvals

No approval, Order, consent of or filing with any Governmental Authority is required, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the obligations of Seller or of Idlewood Properties under this Agreement or any other documents and agreements to be delivered under this Agreement other than those approvals, Orders, consents or filings where any failure to obtain or perform would not be material.

4.8	Financial Statements

The Financial Statements of the Subject Companies have been prepared in accordance with GAAP consistently applied throughout the periods to which they relate, are accurate and complete, and present fairly in all material respects:

(a)	the financial position of the Subject Companies as at the applicable dates; and
(b)	the revenues, earnings and results of the operations and cash flows of the Subject Companies for the applicable periods.

4.9	Absence of Undisclosed Liabilities

Neither Subject Company has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except as disclosed in the Financial Statements, in Section 4.9 of the Disclosure Letter, or current liabilities incurred in the ordinary course of business which are not material.

4.10	Absence of Changes and Unusual Transactions

Except as set forth in Section 4.10 of the Disclosure Letter and except as contemplated by this Agreement, since November 25, 2007:

(a)	no Material Adverse Effect has occurred;
(b)	there have not been any material changes in the financial condition of a Subject Company;
(c)	there have not been any material changes in the operations of a Subject Company;
(d)	the business of each Subject Company has been carried on in the ordinary course;
(e)

neither Subject Company has transferred, assigned, sold or otherwise disposed of any of the material assets shown or reflected in the Balance Sheet or cancelled any material third-party debts or entitlements except, in each case, in the ordinary course of business and cash which is freely distributable to the Seller, Seller’s Parent or their respective Affiliates;

(f)	neither Subject Company has, except for a Permitted Encumbrance, created or permitted to exist any Encumbrance affecting any of its assets or property;
(g)	neither Subject Company has directly or indirectly, declared, set aside for payment or paid any dividend or made any other payment or distribution on or in respect of any of its shares;
(h)	neither Subject Company made any changes in its accounting principles, policies, practices or methods;
(i)

neither Subject Company has suffered any extraordinary loss (as defined under GAAP) or cancelled or waived any debt, claim or other right (other than in respect of intercompany Indebtedness between the Seller, Idlewood Properties and/or their respective Affiliates, on one hand, and a Subject Company, on the other hand) with a value to it in excess of $10,000;

(j)

neither Subject Company has incurred or assumed any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, except unsecured current liabilities incurred in the ordinary course of business;

(k)	neither Subject Company has incurred any Indebtedness (other than in respect of intercompany Indebtedness between the Seller, Idlewood Properties and/or their respective Affiliates on one hand, and a Subject Company, on the other hand) to any other Person or incurred any other liability or obligation to any other Person which is required to be classified as a liability on the liability side of a balance sheet in accordance with GAAP;

(l)

neither Subject Company has given or agreed to give or become a party to or bound by any guarantee, surety or indemnity in respect of Indebtedness or other obligations or liabilities of any other Person or become a party to any other commitment by which the Subject Company, as the case may be, is, or is contingently, responsible for such Indebtedness or other liability or obligation;

(m)	neither Subject Company has made any individual capital expenditures in excess of $50,000, or aggregate capital expenditures in excess of $100,000;
(n)	neither Subject Company has, directly or indirectly, purchased, redeemed or otherwise acquired any of its shares; and
(o)	neither Subject Company has authorized, agreed or otherwise become committed to do any of the foregoing.
4.11	Title to Certain Assets
(a)

Except as identified elsewhere in this Agreement, each Subject Company is the sole legal and beneficial owner of all of its assets and interests in its assets used in its business in the ordinary course with good and valid legal and beneficial title, free and clear of all Encumbrances other than Permitted Encumbrances. Except as set forth in Section 4.11(a) of the Disclosure Letter, the property and assets owned and leased by each of the Subject Companies constitute all of the property and assets used or held for use in connection with its business and are sufficient to permit the continued operation of its business in substantially the same manner as conducted in the 12-month period ended on November 25, 2007. Section 4.11(a) of the Disclosure Letter sets out a complete and accurate list of all locations where the property and assets of each of the Subject Companies are situate. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from either of the Subject Companies of any of the property or assets of either of the Subject Companies, other than the purchase of Inventories in the ordinary course of business.

(b)

Section 4.11(b) of the Disclosure Letter lists each item of Personal Property with a book value in excess of $25,000 owned by each of the Subject Companies. Except as set forth in Section 4.11(b) of the Disclosure Letter, each such item of Personal Property is in good operating condition and repair, ordinary wear and tear excepted, and is suitable and adequate for the purpose for which it has been used.

4.12	Condition of Assets

Except as disclosed in Section 4.12 of the Disclosure Letter, all material Tangible Personal Property necessary for the operation of the business of each Subject Company as currently operated is in satisfactory operating condition and repair having regard to normal wear and tear, its use, age and scheduled maintenance. Section 4.12 of the Disclosure Letter includes a list of any required maintenance or repair items reasonably expected to have a cost in excess of $15,000.

4.13	Inventories

All Inventories are valued on the books of the Subject Companies at average cost in accordance with GAAP. Subject to reasonable allowance for obsolescence, the Inventories consist of items that are current and of good and merchantable quality and not subject to any write-down or write-off. The portion of the Inventories consisting of finished products is saleable in the ordinary course of business. Current Inventory levels are consistent with the level of Inventories that has been maintained in the operation of the businesses of the Subject Companies prior to the date hereof in accordance with the operation of such businesses in the ordinary course of business. Section 4.13 of the Disclosure Letter sets out a complete and accurate list of all locations where the Inventories are situate, including a brief description of the type and amount of such Inventories situate at each location.

4.14	Accounts Receivable and Accounts Payable

The Accounts Receivable and Accounts Payable are bona fide. All Accounts Receivable and Accounts Payable are recorded in the financial records of each Subject Company, as the case may be. The Accounts Receivable are valid obligations which arose in the ordinary course of business. As of date hereof, to the Seller’s knowledge except as disclosed in Section 4.14 of the Disclosure Letter no Account Receivable in excess of $50,000 is subject to any valid dispute, set off or counterclaim. Except as set forth in Section 4.14 of the Disclosure Letter, none of the Accounts Receivable is due from an Affiliate of a Subject Company. Except as set forth in Section 4.14 of the Disclosure Letter, the Accounts Payable are valid obligations which arose in the ordinary course of business. Except as set forth in Section 4.14 of the Disclosure Letter, none of the Accounts Payable is due to an Affiliate of a Subject Company. Except as set forth in Section 4.14 of the Disclosure Letter, all amounts owing by a Subject Company to any Person have been paid in the ordinary course of business without undue delay.A true and complete list of the Accounts Receivable and the Accounts Payable, as at November 25, 2007 is set forth in Section 4.14 of the Disclosure Letter and such list shall be updated before Closing to include a true and complete list of the Accounts Receivable and the Accounts Payable, as at December 30, 2007 as soon as such numbers are available.

4.15	Licences and Business in Compliance with Law

Section 4.15 of the Disclosure Letter lists all of the material licences, permits, authorizations, approvals or other evidence of authority issued or granted to, conferred upon, or otherwise created for, a Subject Company by any Governmental Authority (collectively, the “Licences”) and identifies those that by their terms are not transferable. The Licences are the only licences, permits, approvals or evidences of authority of any Governmental Authority required for the operation of the Subject Companies respective businesses and are held by the applicable Subject Company free and clear of any and all Encumbrances. The business of each Subject Company is being conducted by it in accordance with all terms and conditions of the Licences and in material compliance with applicable Law. All the Licences are valid and are in full force and effect, neither Subject Company is in violation of any material term or provision or requirement of any Licence, and no Person has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any Licence. Except as specifically disclosed in this Agreement, no Governmental Authorization is required in connection with the transactions contemplated by this Agreement or in order to maintain any Licence in full force and effect and in good standing after Closing.

4.16	Intellectual Property
(a)

Section 4.16 of the Disclosure Letter sets forth a complete list and a brief description of all Intellectual Property which has been registered, or for which applications for registration have been filed, by or on behalf of each Subject Company.

(b)	Except as set out in Section 4.16 of the Disclosure Letter, neither Subject Company is using or holding Technology of which it is not the sole beneficial and registered owner.
(c)

Except as disclosed in Section 4.16 of the Disclosure Letter, there are no Claims by a Subject Company relating to breaches, violations, infringements or interferences with any of the Technology by any other Person.

(d)

Except as disclosed in Section 4.16 of the Disclosure Letter, there are no Claims in progress or pending or, to the knowledge of the Seller, threatened against a Subject Company relating to the Technology.

4.17	Owned Real Property
(a)	Section 4.17 of the Disclosure Letter sets forth a true and complete list of the Owned Real Property in each case by reference to the owner, and municipal address.
(b)

Except as disclosed in Section 4.17 of the Disclosure Letter, each Subject Company is the legal and beneficial owner of the Owned Real Property in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(c)

The current use of the Owned Real Property complies with applicable Law. No outstanding notice of, or work order or deficiency notice in connection with, any violation of any applicable Law or of any covenant, restriction or easement affecting the Owned Real Property or any part of it or with respect to the use or occupancy of the Owned Real Property or any part of it has been given by any

Governmental Authority having jurisdiction over the Owned Real Property or by any other Person entitled to enforce the same.

(d)

There are no existing or, to the knowledge of the Seller, proposed, contemplated or threatened expropriation proceedings that would result in the taking of all or any part of the Owned Real Property or that would adversely affect the current use of the Owned Real Property or any part of it.

(e)	Each part of the Owned Real Property is zoned so as to permit its current use.
(f)

All amounts owing for work or services performed or materials supplied which are capable of giving rise to a mechanic’s, repairman’s, construction, builders’ or similar lien against the interest of any Subject Company in any Owned Real Property have been paid in full or will be paid in full on or prior to the Closing Date, and, to the knowledge of the Seller, no Person has the right to claim any mechanic’s, repairman’s, construction, builders’ or similar lien against the interest of any Subject Company in any Owned Real Property with respect to work, services or materials requested or commissioned by any Subject Company.

(g)

All public utilities required for the operation of the Owned Real Property, including storm and sanitary sewers, water, gas, hydro and telephone, are fully operational and connect into the Owned Real Property and are sufficient for the present operation of the Owned Real Property.

4.18	Leased Real Property
(a)	Section 4.18 of the Disclosure Letter sets forth a true and complete list of the Leased Real Property by reference to municipal address of corresponding Real Property Leases.
(b)	All interests held by a Subject Company as lessee or occupant under the Real Property Leases are free and clear of all Encumbrances other than Permitted Encumbrances.
(c)

All payments required to be made by a Subject Company pursuant to the Real Property Leases have been paid and neither Subject Company is in default in meeting any of its material obligations under any of the Real Property Leases nor are there any disputes between the parties thereto.

(d)

Each Real Property Lease is valid and subsisting, in full force and effect, unamended by oral or written agreement, and the applicable Subject Company is entitled to the full benefit and advantage of each Real Property Lease in accordance with its terms.

(e)	A full copy of each Real Property Lease has been delivered to the Purchaser.
(f)	None of the Real Property Leases has been assigned by a Subject Company in favour of any Person.

(g)

No notice of violation of any applicable Law or of any covenant, restriction or easement affecting the Leased Real Property or any part of it or with respect to the use or occupancy of the Leased Real Property or any part of it has been given by any Governmental Authority having jurisdiction over the Leased Real Property or by any other Person entitled to enforce the same to either Subject Company.

(h)

To the knowledge of the Seller, all public utilities required for the operation of the Leased Real Property, including storm and sanitary sewers, water, gas, hydro and telephone, are fully operational and connect into the Leased Real Property and are sufficient for the present operation of the Leased Real Property.

4.19	Environmental Matters

Except as disclosed in Section 4.19 of the Disclosure Letter:

(a)

The business and the property and assets as carried on or used by the Subject Companies (including the condition of the Real Property and the waters on or under the Real Property) have been carried on and used and are currently carried on and used in compliance with all Environmental Laws.

(b)

Each of the Subject Companies and their respective predecessors have not used any of its or their property or assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Substance except in compliance with all Environmental Laws.

(c)

Neither Subject Company is, nor has it been, subject to any Claim (i) investigating or alleging the violation or possible violation of any Environmental Law or (ii) to determine whether any study or remedial action is required to respond to a Release or the presence of a Hazardous Substance on the Real Property.

(d)

The Environmental Approvals listed in Section 4.19 of the Disclosure Letter constitute all Environmental Approvals held by either Subject Company and are the only Environmental Approvals required for the operation of their respective businesses or any of the property and assets used in such businesses. The Environmental Approvals presently held by each Subject Company are valid and in full force and effect, and no violations thereof have been experienced, noted or recorded, and no Claims are pending or, to the knowledge of the Seller, threatened, to revoke or limit any of them.

(e)

There are no Claims in progress, pending or, to the knowledge of the Seller, threatened in which it is alleged that either Subject Company or any Employee or any director or officer or former Employee or former director or officer of either Subject Company or agent or any other Person for whom a Subject Company is responsible is liable for a domestic or foreign federal, provincial, state, municipal or local clean-up or remediation of lands contaminated with Hazardous Substances or for any other remedial or corrective action under an Environmental Law nor, to the knowledge of the Seller, is there any factual or legal basis on which any such Claims might be commenced with any reasonable likelihood of success.

(f)

To the knowledge of the Seller, there are no circumstances that could reasonably be expected to give rise to any Claim or create any obligation or liability in respect of (i) the Release or presence of a Hazardous Substance on any Real Property or other assets of a Subject Company or on land where a Subject Company has disposed or arranged for the disposal of materials or (ii) the violation of any Environmental Law by a Subject Company or any of their respective Employees, agents or others for whom either Subject Company is responsible.

(g)

(i) all Hazardous Substances disposed of, treated or stored by a Subject Company on lands owned or occupied by a Subject Company or to the knowledge of the Seller: any of their respective predecessors or off-site of such lands, have been disposed of, treated and stored in compliance with all Environmental Laws; and (ii) no part of the Real Property or other assets of either Subject Company contains a Hazardous Substance which exceeds an applicable soil, groundwater or other criterion or standard prescribed by an environmental authority or agency having jurisdiction over the Real Property or other assets of either Subject Company, whether or not such criterion or standard constitutes Environmental Law.

(h)

The Subject Companies have maintained all environmental and operating documents and records in the manner and for the time periods required by any Environmental Law and copies of all environmental audits of their respective businesses or any of their respective property or assets in their possession have been provided to the Purchaser. For the purpose of this paragraph, an environmental audit includes any material evaluation, assessment, review or study performed at the request or on behalf of a Subject Company, prospective purchaser of their respective business or its property or assets or Governmental Authority, whether formally requisitioned or otherwise prepared.

(i)

There are no underground storage tanks, pits, lagoons, waste disposal sites, above-ground storage tanks or materials or other assets containing asbestos or polychlorinated biphenyls located on the Real Property.

This Section 4.19 contains the sole and exclusive representations and warranties of the Seller with respect to matters relating to the Environment.

4.20	Employment Matters
(a)

Section 4.20 of the Disclosure Letter sets forth a complete list of (i) Employees (by Employees’ identification numbers), together with their titles, hire dates, salaries or hourly rates of pay, benefits, vacation entitlement and commissions and bonus; (ii) Employees who are currently on a leave of absence and the reason for such leave of absence; and (iii) individuals acting as independent contractors providing services to any Subject Company in excess of $50,000 per annum.

(b)

Except for the Employment Contracts listed in Section 4.20 of the Disclosure Letter and any confidentiality agreements signed by Employees in favour of any Subject Company, there are no written Employment Contracts with any Employees which are not terminable on the giving of reasonable notice in accordance with applicable Law.

(c)

Neither Subject Company has paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable to Employees in the ordinary course of business in accordance with current compensation levels as set out in Section 4.20 of the Disclosure Letter) as a result of the transactions contemplated by this Agreement.

(d)

Since January 1, 2007, except in respect of those sales representative Employees identified in Section 4.20 of the Disclosure Letter with an “*”, neither the Seller, Idlewood Properties nor any of their respective Affiliates (other than the Subject Companies) has solicited for employment (directly or indirectly), employed, or otherwise contracted for the services of (or caused or sought to cause to leave the employ of either Subject Company) any of the Employees.

(e)	The Subject Companies have paid all amounts due on account of salary, bonus payments and commission to or on behalf of any and all Employees.
(f)

All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries, bonuses and commissions up to the Closing Date have been reflected in the books and records of the Subject Companies.

(g)	To the knowledge of the Seller, there is no union organization effort underway, pending or threatened with respect to any of the Employees.
(h)	To the knowledge of the Seller, there is no certification application outstanding respecting any of the Employees.
4.21	Collective Agreements
(a)	Section 4.21 of the Disclosure Letter sets forth a complete list of the Collective Agreements.
(b)	Neither Subject Company is in violation in any material respect of any Collective Agreement to which it is a party.
(c)	There is no strike or lock out occurring or, to the knowledge of the Seller, threatened at a Subject Company.
4.22	Pension and Other Benefit Plans
(a)	Section 4.22 of the Disclosure Letter sets forth a complete list of the Benefit Plans. Current and complete copies of all Benefit Plans have been made available to the Purchaser together with substantially all related documentation including funding agreements, actuarial reports, funding and financial information, returns and statements, material correspondence with Governmental Authorities and plan summaries, employee booklets and personnel manuals.

(b)	Except as disclosed in Section 4.22 of the Disclosure Letter, neither Subject Company has a formal plan and nor has it made a promise to improve or change the benefits provided under any Benefit Plan.
(c)

All of the Benefit Plans have been established, registered, qualified, funded, invested and administered in accordance with, and are in good standing under, all Laws, the terms of such Benefit Plans and the terms of any applicable Collective Agreements.

(d)

Except as disclosed in Section 4.22 of the Disclosure Letter, all obligations regarding the Benefit Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or exigible under any of the Benefit Plans.

(e)

All liabilities of the Subject Companies (whether accrued, absolute, contingent or otherwise) related to all Benefit Plans have been fully and accurately disclosed in accordance with GAAP in the Financial Statements.

(f)

Except as disclosed in Section 4.22 of the Disclosure Letter, each Benefit Plan that is insured by a third-party is fully insured and each Pension Plan that is a registered Pension Plan is fully funded on an ongoing, solvency and wind-up basis as at the effective date of, and as disclosed in, the last filed valuation.

(g)

Except as disclosed in Section 4.22 of the Disclosure Letter, no Benefit Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other Claim, initiated by any Governmental Authority or by any other Person (other than routine claims for benefits), and to the knowledge of the Seller there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other Claim.

(h)	No event has occurred respecting any Pension Plan which would reasonably be expected to entitle any Person to cause the wind-up or termination of such Pension Plan in whole or in part.
(i)

Except as disclosed in Section 4.22 of the Disclosure Letter, the execution of this Agreement and the completion of the transactions contemplated hereby will not constitute an event (or contingent event) under any Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Employee.

(j)

There exists no liability in connection with any former benefit plan relating to the Employees or former Employees or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in accordance with the terms of such former benefit plans and Law.

4.23	Material Contracts

Section 4.23 of the Disclosure Letter sets forth a complete list of the Material Contracts that have not been listed in any other section of the Disclosure Letter. The Material Contracts listed in Section 4.23 of the Disclosure Letter are all in full force and effect unamended and are valid, binding and enforceable subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. Except as disclosed in Section 4.23 of the Disclosure Letter, neither of the Subject Companies is a party to any Contract with any current or former director, officer or employee of either Subject Company or with any Affiliate of either Subject Company. Neither Subject Company is, nor to the knowledge of the Seller is any other party to any Material Contract, in default under any Material Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Material Contract by the Subject Company or, to the knowledge of the Seller, any other party to the Material Contract. Neither Subject Company has received any notice of a default by the Subject Company under any Material Contract or of a dispute between the Subject Company, as the case may be, and any other Person in respect of any Material Contract. Except as disclosed in Section 7.5 of the Disclosure Letter, no consent or approval is required nor is any notice required to be given under any Material Contract by any party thereto or any other Person in connection with the completion of the transactions contemplated by this Agreement in order to maintain all rights of the Subject Company, as the case may be, under such Material Contract. The completion of the transactions contemplated by this Agreement will not afford any party to any of the Material Contracts or any other Person the right to terminate any Material Contract nor will the completion of such transactions result in any additional or more onerous obligation on a Subject Company under any Material Contract.

4.24	Litigation

Except as set forth and described in Section 4.24 of the Disclosure Letter, there are no material Claims, investigations or other proceedings, including appeals and applications for review, in progress, or pending or, to the knowledge of the Seller, threatened against a Subject Company before any Governmental Authority, which Claim involves the possibility of any damages not fully covered by insurance (subject to deductibles under applicable insurance policies) nor, to the knowledge of the Seller, is there any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success. Except as set forth and described in Section 4.24 of the Disclosure Letter, there is no Order outstanding against or affecting either Subject Company or any of its properties or assets. Without limiting the generality of the foregoing, except as set forth and described in Section 4.24 of the Disclosure Letter, there is no Claim for an amount greater than, or reasonably expected to be greater than, $10,000 involving any product liability claim in progress, pending or, to the knowledge of the Seller, threatened against or affecting a Subject Company alleging any defect in, or failure to warn concerning any risks or damages inherent in, the design or manufacture of or the materials used in any of the products manufactured or distributed by or for either Subject Company.

4.25	Tax Matters

Except as specifically disclosed in Section 4.25 of the Disclosure Letter:

(a)

Each Subject Company, in all material respects, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(b)	Each Subject Company, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it.
(c)

Neither Subject Company has requested or entered into any agreement or other arrangement, or executed any waiver, providing for any material extension of time within which (i) to file any Tax Return covering any Taxes for which a Subject Company is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which a Subject Company is or may be liable; (iii) a Subject Company is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which a Subject Company is or may be liable.

(d)

To the knowledge of the Seller, there are no material proceedings, investigations, audits or Claims now pending or threatened against a Subject Company in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Authority relating to Taxes. To the knowledge of the Seller, all taxation years up to and including the taxation year ended December 24, 2000 are considered closed by Canadian federal and provincial Governmental Authorities that collect Taxes.

(e)

Each Subject Company, in all material respects, has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it.

(f)

Each Subject Company, in all material respects, has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it.

(g)

Each Subject Company is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and Bon L Canada is registered under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax.

(h)	There are no circumstances existing which could result in the application of section 160 of the Income Tax Act (Canada) or any equivalent provincial provision to a Subject Company.
(i)

Section 78 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction, has not applied and will not apply to a Subject Company at any time up to and including the Closing Date.

(j)

As of December 31, 2006, for purposes of the Income Tax Act (Canada) and any relevant provincial income tax legislation, each Subject Company owned depreciable property of the prescribed classes and having undepreciated capital costs, and owned eligible capital property having an amount of cumulative eligible capital, as set out in Section 4.25 of the Disclosure Letter.

(k)

Each Subject Company has maintained and continues to maintain at its place of business in Canada all books and records required to be maintained under the Income Tax Act (Canada) and any applicable provincial legislation.

(l)

In the case of each Subject Company, from the beginning of the 2008 tax year (which began December 31, 2007) to Closing, (i) the Subject Company has had no subpart F income, within the meaning of Section 952(a) of the United States Internal Revenue Code, other than foreign base company income and the amount of such foreign base company income, if any, is less than the lesser of 5% of its gross income for such portion of the 2008 tax year or $1,000,000, and (ii) the Subject Company has had no effectively connected income, within the meaning of Section 882(b)(2) of the United States Internal Revenue Code, that is attributable to a permanent establishment, within the meaning of Articles V and VII of the United States – Canada Income Tax Convention, in the United States.

4.26	Corporate Records

The articles and by-laws for each Subject Company, including any and all amendments, have been made available to the Purchaser and such articles and by-laws as so amended are in full force and effect. The minute books of each of the Subject Companies have been maintained in accordance with applicable Law and contain true, correct and complete copies of its articles, its by-laws, the minutes of every meeting of its board of directors and every committee thereof and of its shareholders and every written resolution of its directors and shareholders. The share certificate book, register of shareholders, register of transfers and register of directors and officers of each of the Subject Companies are complete and accurate in all material respects.

4.27	No Broker

Each of the Seller and Idlewood Properties has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without intervention on its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment against the Purchaser or a Subject Company.

4.28	Bankruptcy and Insolvency Proceedings

Neither of the Subject Companies has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither of the Subject Companies has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of either of the Subject Companies, or any of their respective property or assets and no execution or distress has been levied upon any of the property or assets of either of the Subject Companies. No act or proceeding has been taken or authorized by or against either of the Subject Companies with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, either of the Subject Companies nor have any such proceedings been authorized by any other Person.

4.29	Personal Information

The use and disclosure of Personal Information by each of the Subject Companies in connection with the conduct of the business of the Subject Companies prior to Closing was carried out in compliance with all applicable Laws.

4.30	Personal Property Leases

Section 4.30 of the Disclosure Letter lists all the leases of Personal Property Leases and identifies those which cannot be terminated by the applicable Subject Company without liability at any time upon less than 30 days’ notice or which involve payment by the applicable Subject Company in the future of more than $15,000. Each Personal Property Lease is in full force and effect and has not been amended, and the applicable Subject Company is entitled to the full benefit and advantage of each Personal Property Lease in accordance with its terms. Each Personal Property Lease is in good standing and there has not been (a) any default by a Subject Company under any Personal Property Lease, (b) to the knowledge of the Seller, any default by any other party under any Personal Property Lease, or (c) any dispute between a Subject Company and any other party under any Personal Property Lease.

4.31	Governmental Authorizations

Except as set forth in Section 4.31 of the Disclosure Letter, no Governmental Authorization or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Seller, Idlewood Properties or a Subject Company: (a) in connection with the execution and delivery of, and performance by each of the Seller and Idlewood Properties of its obligations under, this Agreement or the consummation of the transactions contemplated hereby;

or (b) to permit each Subject Company to carry on its business after the Closing as such business is currently carried on by it.

4.32	Customers and Suppliers

Section 4.32 of the Disclosure Letter lists the 25 largest customers per facility for the years ended December 31, 2006 and December 31, 2007 (other than the Apolo facility, in which case the Disclosure Letter lists the 25 largest customers for the period ended November 30, 2007) and the 15 largest suppliers of the Subject Companies for the year ended December 31, 2006 and the period ended October 31, 2007, and the aggregate amount which each customer was invoiced and each supplier was paid during such period. Neither the Seller nor Idlewood Properties is aware of, nor has the Seller, Idlewood Properties or either Subject Company received notice of, any intention on the part of any such customer or supplier to cease doing business with a Subject Company or to modify or change in any material manner any existing arrangement with a Subject Company for the purchase or supply of any products or services. The relationships of each Subject Company with each of its principal suppliers, shippers and customers are satisfactory, and there are no unresolved material disputes with any such supplier, shipper or customer.

4.33	Transactions with Affiliates

Except as disclosed in Section 4.33 of the Disclosure Letter, neither Subject Company is liable in respect of advances, loans, guarantees, liabilities or other obligations to or on behalf of any shareholder, officer, director, Employee or Affiliate of a Subject Company or any other Person with whom either Subject Company does not deal at arm’s length. There are no Intercompany services provided to a Subject Company by the Seller, Idlewood Properties or by any of their respective Affiliates except as set out in Section 4.33 of the Disclosure Letter.

4.34	Products

The products produced by the Subject Companies have been manufactured in all material respects in accordance with, and meet all requirements of, applicable Law and meet the specifications in all contracts with customers of the Subject Companies relating to the sale of such products.

4.35	Insurance
(a)

The Subject Companies maintain insurance with reputable and sound insurers covering their respective properties and assets and protecting their respective businesses in such amounts and against such losses and claims as, in their reasonable judgment, appropriate for their businesses. Section 4.35 of the Disclosure Letter sets forth and describes all insurance policies currently maintained by the Subject Companies, including a brief description of the type of insurance, the name of the insurer, policy number, terms, limits and deductible. Each of such insurance policies is valid and subsisting and in good standing, there is no default thereunder and each Subject Company, as the case may be, is entitled to all rights and benefits thereunder.

(b)

Section 4.35 of the Disclosure Letter sets forth and describes all pending claims under any of such insurance policies and identifies the most recent inspection reports, if any, received from insurance underwriters as to the condition or insurance value of the insured property and assets, copies of which have been made available to the Purchaser. Neither Subject Company has failed to give any notice or present any claim under any of such insurance policies in due and timely fashion. To the knowledge of the Seller, there are no circumstances which might entitle either Subject Company to make a claim under any of such insurance policies or which might be required under any of such insurance policies to be notified to the insurers.

(c)

No notice of cancellation or non-renewal with respect to, nor disallowance of any claim under, any of such insurance policies has been received by either Subject Company. To the knowledge of the Seller, there are no circumstances or occurrences which would or might form the basis of a material increase in premiums for the current insurance coverage maintained by the Subject Companies.

4.36	Banking Information

Section 4.36 of the Disclosure Letter sets forth the name and location (including municipal address) of each bank, trust company or other institution in which a Subject Company has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and no Person holds a power of attorney over any such accounts.

4.37	Indebtedness

Section 4.37 of the Disclosure Letter sets out all of existing Indebtedness of the Subject Companies.

4.38	Disclaimer of Other Representations and Warranties

Except as expressly set forth in this ARTICLE 4, neither the Seller nor Idlewood Properties makes any representation or warranty, and there is no condition, in each case, express or implied, at law, by statute or in equity, in respect of the Purchased Interests or the Subject Companies or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations, warranties or conditions are expressly disclaimed.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller and to Idlewood Properties the matters set out below:

5.1	Status of the Purchaser

The Purchaser is a corporation existing under the laws of Delaware. The Purchaser is not a consumer as defined in the Consumer Protection Act, 2002.

5.2	Due Authorization and Enforceability of Obligations

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transaction contemplated under this Agreement have been duly authorized by all necessary corporate action of the Purchaser. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms subject to any limitations imposed by Law.

5.3	Absence of Conflicts

The Purchaser is not a party to, bound or affected by or subject to any material:

(a)	indenture, mortgage, lease, agreement, obligation or instrument;
(b)	charter or by-law provision; or
(c)	Laws or Governmental Authorizations;

which would be violated, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

5.4	Financial Ability

As of the Closing Date, the Purchaser will have cash on hand in an amount sufficient to enable it, on the Closing Date, to pay the Purchase Price including any adjustments, and all other costs and expenses in connection with the consummation of the transactions contemplated by this Agreement.

5.5	Investment Canada

The Purchaser is a “WTO Investor” within the meaning of the Investment Canada Act (Canada).

5.6	Litigation

There are no Claims, investigations, complaints or other proceedings, including appeals and applications for review, in progress or, to the knowledge of the Purchaser, pending or threatened against or relating to the Purchaser, which, if determined adversely to the Purchaser, would:

(a)	prevent the Purchaser from paying the Purchased Shares Purchase Price to the Seller and the Purchased Note Purchase Price to Idlewood Properties;
(b)	enjoin, restrict or prohibit the issuance or transfer, as applicable, of all or any part of the Purchased Shares as contemplated by this Agreement; or
(c)	prevent the Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement.
5.7	Personal Information

The Purchaser’s use and disclosure of Personal Information in connection with the conduct of the business of the Subject Companies after Closing will be carried out in compliance with all applicable Laws.

5.8	No Broker

The Purchaser has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment.

ARTICLE 6

SURVIVAL

6.1	Nature and Survival

All representations and warranties contained in this Agreement on the part of each of the Parties shall survive:

(a)	the Closing;
(b)	the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Interests; and
(c)	the payment of the consideration for the Purchased Interests;

in each case, for the same period of time during which an obligation to indemnify exists pursuant to Section 10.1(b) or Section 10.2(b).

ARTICLE 7

PURCHASER’S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Interests under this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part). If any of the following conditions has not been fulfilled by the Closing Date, the Purchaser may terminate this Agreement by notice in writing to the Seller, in which event the Parties are, subject to Section 9.17, released from all obligations under this Agreement. However, the Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition.

7.1	Material Adverse Effect

Since the date of this Agreement, there shall have been no Material Adverse Effect and no Material Adverse Effect shall be reasonably likely to occur.

7.2	Truth and Accuracy of Representations of Seller at the Closing Time

The representations and warranties of the Seller and Idlewood Properties contained in this Agreement shall be true and correct in all material respects at the Closing (except where such representation and warranty is already qualified by materiality, in which case it shall be true in all respects).

7.3	Compliance with Seller Covenants

The Seller shall have performed or complied with, in all material respects, all its obligations and covenants under this Agreement (including Section 2.1).

7.4	Receipt of Closing Documentation

The Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions.

7.5	Consents and Authorizations

All consents, approvals, Orders and authorizations of any Governmental Authority listed in Section 7.5 of the Disclosure Letter shall have been obtained at or before the Closing Time.

7.6	No Proceedings

There shall be no Order issued preventing, and no pending or threatened Claim, or proceeding, judicial or administrative or investigation against any Party by any Governmental Authority or Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement.

7.7	Third Party Consents

All consents and approvals as listed in Section 7.7 of the Disclosure Letter shall have been obtained at or before the Closing Time.

7.8	Directors and Officers of the Subject Companies

The directors and officers of the Subject Companies as listed in Section 7.8 of the Disclosure Letter shall have resigned.

7.9	Ancillary Agreements

The Guarantor shall have executed and delivered the Transition Services Agreement and the Hedge Escrow Agreement, all in form and substance acceptable to the Purchaser, acting reasonably. The Guarantor and the Seller shall have executed and delivered the Non-Competition Agreement, in form and substance acceptable to the Purchaser, acting reasonably.

7.10	Competition Act Approval

If the transactions contemplated by this Agreement are subject to notification under Part IX of the Competition Act (Canada), then either (a) the Commissioner of Competition under the said Act shall have issued an advance ruling certificate under subsection 102(1) of the Competition Act (Canada) or (b) the applicable waiting period under section 123 of the said Act shall have expired or been terminated or shall have been waived under paragraph 113(c) of the said Act and the Competition Tribunal shall not have issued an order under the Competition Act (Canada) which remains in force that prevents the completion of the proposed transaction.

7.11	Release

The Seller and Idlewood Properties shall have delivered a release of Claims against the Subject Companies in the form of Exhibit 7.11 duly executed by the Seller and Idlewood Properties.

7.12	Officer’s Certificate

The Purchaser shall have received a certificate(s) of the Secretary or other officer of the Seller, Idlewood Properties and the Subject Companies dated as of the Closing Date, substantially in the form of Exhibit 7.12, attaching for each of the Seller, Idlewood Properties and each Subject Company, respectively, the constating documents, copies of all resolutions authorizing this Agreement and the transactions contemplated hereby and a certificate of good standing.

7.13	Bring-Down Certificate

The Purchaser shall have received a certificate(s) from a senior officer of the Seller and Idlewood Properties confirming to his or her knowledge (after due inquiry), without personal liability, that the conditions set out in this Sections 7.1, 7.2 and 7.3 have been fulfilled, substantially in the form of Exhibit 7.13.

7.14	Confirmation of Subject Company Information

As a result of its investigations carried out pursuant to Section 9.2, the Purchaser will have satisfied itself of the matters set out in Section 7.14 of the Disclosure Letter pursuant to and in accordance with the terms set out in Section 7.14 of the Disclosure Letter:

ARTICLE 8

SELLER’S CONDITIONS PRECEDENT

The obligation of the Seller and Idlewood Properties to complete the sale of the Purchased Interests under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Seller and Idlewood Properties and may be waived by it in whole or in part). If any of the following conditions has not been fulfilled by the Closing Date, the Seller may terminate this Agreement by notice in writing to the Purchaser, in which event the Parties are, subject to Section 9.17, released from all obligations under this Agreement. However, the Seller and Idlewood Properties may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights of termination in the event of non-fulfilment of any other condition.

8.1	Truth and Accuracy of Representations of the Purchaser at Closing Time

The representations and warranties of the Purchaser in Article 5 shall be true and correct in all material respects at the Closing (except where such representation and warranty is already qualified by materiality, in which case it shall be true in all respects).

8.2	Performance of Obligations

The Purchaser shall have performed or complied with, in all material respects, all its obligations and covenants under this Agreement (including Section 2.1).

8.3	Consents and Authorizations

All consents, approvals, Orders and authorizations of any Governmental Authority which, if not obtained, would render completion of the transactions contemplated by this Agreement unlawful, shall have been obtained at or before the Closing Time.

8.4	No Proceedings

There shall be no Order issued preventing, and no pending or threatened Claim, or proceeding, judicial or administrative or investigation against any Party by any Governmental Authority or Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement.

8.5	Ancillary Agreements

The applicable counter parties thereto shall have executed and delivered the Hedge Escrow Agreement, all in form and substance acceptable to the Purchaser, acting reasonably.

8.6	Officer’s Certificate

The Seller shall have received a certificate of the Secretary or other officer of the Purchaser dated as of the Closing Date, substantially in the form of Exhibit 8.6, attaching the constating documents of the Purchaser, copies of all resolutions of the Purchaser authorizing this Agreement and the transactions contemplated hereby and a certificate of good standing.

8.7	Bring-Down Certificate

The Seller shall have received a certificate from a senior officer of the Purchaser confirming to his or her knowledge (after due inquiry), without personal liability, that the conditions set out in this Sections 8.1 and 8.2 have been fulfilled, substantially in the form of Exhibit 8.7.

8.8	Competition Act Approval

If the transactions contemplated by this Agreement are subject to notification under Part IX of the Competition Act (Canada), then either (a) the Commissioner of Competition under the said Act shall have issued an advance ruling certificate under subsection 102(1) of the Competition Act (Canada) or (b) the applicable waiting period under section 123 of the said Act shall have expired or been terminated or shall have been waived under paragraph 113(c) of the said Act and the Competition Tribunal shall not have issued an order under the Competition Act (Canada) which remains in force that prevents the completion of the proposed transaction.

ARTICLE 9

OTHER COVENANTS OF THE PARTIES

9.1	Conduct of Business Prior to Closing
(a)	During the period from the date of this Agreement to the Closing Time, the Seller shall cause each Subject Company to do the following:
(i)

Conduct Business in the Ordinary Course – except as otherwise contemplated or permitted by this Agreement, conduct its business in all material respects in the ordinary course, consistent with past practice, and, without limiting the generality of the foregoing, conduct its business such that none of the actions, changes, or transactions referred to in Section 4.10(e) to (o) occur, provided that notwithstanding the foregoing Hedging Contracts may be entered into with the prior consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed and provided further that any such Hedging Contracts shall be subject to the Hedge Escrow Agreement. In the event the Seller enters into such Hedging Contracts, Section 1.1(c) of the Disclosure Letter shall be deemed to be amended to reflect such Hedging Contracts and the Seller shall deliver an updated Section 1.1(c) of the Disclosure Letter as soon as practicable upon entering into such Hedging Contracts; and

(ii)	Continue Insurance – use commercially reasonable efforts to continue in force all policies of insurance maintained by or for the benefit of such Subject Company.
(b)

Notwithstanding any other provision of this Agreement to the contrary, the Parties acknowledge and agree that from the date of this Agreement to the Closing Time, each Subject Company shall be permitted (i) to pay and discharge up to $9,380,000 of the Purchased Note, and (ii) to accept any capital contributions up to a maximum amount of $10,000,000. For greater certainty, any action by a Subject Company permitted under this Section 9.1(b) shall not result in, or deemed to be, a violation of any other provision of this Agreement including, without limitation, this Section 9.1 and Section 4.10 and the Purchaser shall be provided with email notice as soon as reasonably practicable of such action.

9.2	Access for Investigation
(a)

The Seller shall permit the Purchaser and its representatives, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of business, to have reasonable access during normal business hours upon reasonable advance notice, for purposes consistent with this Agreement, to (i) the Real Property, (ii) the Books and Records and (iii) the properties and assets of the Subject Companies, provided that the Purchaser may not conduct any environmental investigations in, on, under or near any Real Property including any sampling or interview any Employees without the Seller’s prior consent (except in respect of environmental Phase I tests). The Seller shall furnish to the Purchaser copies of Books and Records (subject to any confidentiality agreements or covenants relating to any such Books and Records) as the Purchaser shall from time to time reasonably request to enable confirmation of the matters warranted in ARTICLE 4. Notwithstanding the foregoing, without the prior written consent of the Seller, the Purchaser shall not contact, and shall instruct its counsel, financial advisors, auditors and other authorized representatives not to contact, any of the suppliers, customers, clients or financing sources of the Subject Companies or their Affiliates with respect to the Subject Companies or the transactions contemplated by this Agreement.

(b)

Notwithstanding Section 9.2(a), the Seller shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by any Laws or which would result in the disclosure of any trade secrets of third parties or violate any obligation of the Seller to any third party or that would have the effect of causing the waiver of any solicitor-client privilege.

9.3	Notice by Seller of Certain Matters

Prior to the Closing, the Seller shall give notice to the Purchaser of (a) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty contained in this Agreement or in any section of the Disclosure Letter to be untrue or inaccurate in any material respect, and (b) any failure of the Seller to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Any such notice shall set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the Seller to rectify the incorrectness. No such notice will relieve either Party of any right or remedy provided for in this Agreement and will not be deemed to cure any breach for any purposes hereunder.

9.4	Intercompany Arrangements

Notwithstanding any provision in this Agreement to the contrary, except with respect to the Intercompany Accounts listed in Section 9.4 of the Disclosure Letter, the Seller shall arrange for all Intercompany Accounts between a Subject Company, on the one hand, and the Seller and its Affiliates (excluding the Subject Companies), on the other hand, to be entirely settled effective as of the Closing. In addition, except as otherwise expressly contemplated by this Agreement, all agreements and commitments, whether written, oral or otherwise, which are solely between a Subject Company, on the one hand, and the Seller and its Affiliates (excluding the Subject Companies), on the other hand, shall be terminated and of no further effect, simultaneously with the Closing without any further action or liability on the part of the Parties. For greater certainty, any action by a Subject Company permitted under this Section 9.4 shall not result in or deemed to be, a violation of any other provision of this Agreement including, without limitation Section 9.1 and Section 4.10.

9.5	Actions to Satisfy Closing Conditions
(a)

Each of the Parties shall use commercially reasonable efforts to take all such actions as are within its power to control, and to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in ARTICLE 7, ARTICLE 8 or ARTICLE 9 which are for the benefit of any other Party.

(b)

The Purchaser shall not participate, or permit its Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone with any Governmental Authority in connection with the consummation of the transactions contemplated by this Agreement unless it consults with the Seller in advance and, to the extent not prohibited by such Governmental Authority, gives the Seller the opportunity to attend and participate.

(c)

The Purchaser shall take any and all reasonable steps in order to avoid the filing of an application for or the issuance of any interim Order or other Order which would have the effect of delaying or preventing the Closing and, if any such interim Order or other Order is issued, the Purchaser shall take any and all steps to have it rescinded, revoked or set aside as soon as possible.

(d)	Unless restricted by Law, the Purchaser will promptly notify the Seller and the Seller will promptly notify the Purchaser upon:
(i)	becoming aware of any Order or any complaint requesting an Order restraining or enjoining the execution of this Agreement or the consummation of the transactions contemplated under this Agreement; or
(ii)	receiving any notice from any Governmental Authority of its intention:
(A)	to institute a suit or proceeding to restrain or enjoin the execution of this Agreement or the consummation of the transactions contemplated by this Agreement; or
(B)	to nullify or render ineffective this Agreement or such transactions if consummated.
(e)	If the transactions contemplated by this Agreement are subject to notification under Part IX of the Competition Act (Canada), then:
(i)

The Purchaser shall submit to the Commissioner of Competition under the Competition Act (Canada) a request for an advance ruling certificate pursuant to subsection 102(1) of the said Act within 10 Business Days of the signing of this Agreement and the Seller shall provide such reasonable assistance as may be requested by the Purchaser to prepare such request. The Seller’s counsel shall be provided a full opportunity to review the request for an advance ruling certificate in draft prior to its being submitted; and

(ii)

The Purchaser and Seller shall each submit to the Commissioner of Competition their respective short-form notification under subsection 114(1) and paragraph 123(1)(a) of the Competition Act (Canada) within 10 Business Days of the signing of this Agreement, unless the Parties mutually agree in writing that it is appropriate in the circumstances to submit only a request for an advance ruling certificate.

Each Party shall provide any supplementary information requested by the Commissioner of Competition or her designees as soon as practicable upon receiving any such request.

(f)	Any filing fees required to be paid in connection with any filings submitted pursuant to the Competition Act (Canada) shall be paid by the Purchaser.
9.6	Preservation of Records

The Purchaser shall take all reasonable steps to preserve and keep the records of the Subject Companies delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records available to the Seller on a timely basis, as may be requested by it.

9.7	Stub Period Returns
(a)

The Purchaser shall cause each Subject Company to duly and timely make or prepare all Tax Returns required to be made or prepared by it and to duly and timely file all Tax Returns required to be filed by it for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Purchaser shall also cause each Subject Company to duly and timely make or prepare all Tax Returns required to be made or prepared by it and to duly and timely file all Tax Returns required to be filed by it for periods beginning before and ending after the Closing Date.

(b)

The Seller and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of each Subject Company for a period ending on, before or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

(c)

Tax Returns required to be prepared by the Purchaser for periods ending on or before the Closing Date and for periods beginning before and ending after the Closing Date shall be submitted in draft form to the Seller at least 30 days before the date on which such Tax Returns are required by Law to be filed with the relevant Governmental Authority. The Seller shall, subject to Law, have the right to require the Purchaser to cause reasonable changes to be made to any such Tax Return by communicating such changes in writing to the Purchaser at least 15 days before the date on which such Tax Return is required by Law to be filed with the relevant Governmental Authority. The Purchaser shall make, or cause to be made, such changes communicated by the Seller and file only such Tax Return on or before the date on which it is required by Law to be filed with the relevant Governmental Authority.

(d)	Notwithstanding the foregoing and irrespective of who files the relevant Tax Return:
(i)	in respect of the period ending December 30, 2007, the maximum aggregate capital cost allowance claims of the Subject Companies for federal or provincial income tax purposes shall be $4,000,000; and
(ii)

in respect of the period ending on or immediately before the Closing Date, a non-capital loss of a Subject Company may not be carried back to a prior period, to the extent the loss arises solely by virtue of the acquisition of control rules.

9.8	Tax Matters
(a)	The Seller shall be responsible for and shall defend, indemnify and hold harmless the Purchaser and its Affiliates and its Representatives from and against, and shall pay, all Taxes of, or with respect to, or payable by, a Subject Company that are either:

(i)	attributable to any period ending on or prior to Closing; or
(ii)	Taxes arising by virtue of any tax sharing agreement (excluding this Agreement) entered into by a Subject Company on or prior to the Closing Date.

except to the extent that provision for such Taxes has been made in the Closing Date Financial Statements and such Taxes are included in Indebtedness at the Closing Date or in the calculation of Closing Net Working Capital. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Subject Companies for the pre-Closing period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Subject Companies for a Straddle Period that relates to the pre-Closing period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. Sections 10.1(b)(ii) and Sections 10.4 to 10.9 shall apply mutatis mutandis to the obligation in this Section 9.8(a).

(b)

If, at any time, a Subject Company receives an assessment, a reassessment, an indication in writing that an assessment is being considered or proposed or any other notice in writing relating to an amount which could give rise to a Claim relating to Tax matters against the Seller under this Agreement (the “Assessment”), the Purchaser shall cause the Subject Company to deliver to the Seller within 15 days of receiving the Assessment, a copy of the Assessment, together with a statement setting out the obligations of Seller, on the assumption that the Assessment is valid and binding.

(c)

The Seller shall have the right, at its own expense and employing counsel of its own choice, to contest any Assessment. In such event, the Purchaser shall have the right to retain its own counsel but the fees and expenses of such counsel shall be at the expense of the Purchaser.

(d)

Except with the consent of the Seller, the Purchaser shall not, and shall not permit the Subject Companies, to take any action or agree to any settlement with respect to Tax matters which can give rise to a Claim against the Seller under this Agreement.

(e)

If a refund of Taxes (to the extent not reflected in Indebtedness as at the Closing Date or in the Closing Date Net Working Capital) (the “Refund”) is received by or credited to the account of a Subject Company in respect of any period ending on or prior to Closing, the Purchaser shall cause such recipient to pay the amount of the Refund to the Seller, after deduction of an amount equal to the amount of Taxes, if any, to which the recipient, or the Purchaser or the applicable Subject

Company, would be subject as a result of the receipt or crediting of such Refund. This shall not apply to a Refund received by or credited to the account of a Subject Company in respect of any period ending on or prior to the Closing Date, to the extent such Refund arises as a result of the carry-back of a non-capital loss from a period ending after the Closing Date pursuant to paragraph 111(1)(a) of the Income Tax Act (Canada) or the equivalent provisions of applicable provincial or territorial legislation.

(f)

The Purchaser shall inform and shall cause each Subject Company to inform the Seller of any written audit inquiries received with respect to Tax matters which could give rise to a Claim against the Seller under this Agreement and shall provide the Seller with the sole right to make representations on behalf of the applicable Subject Company, prior to an Assessment which relates to such Tax matters.

(g)

The failure of the Purchaser to give the Seller the notice required by this Section 9.8 with respect to any Claim relating to Tax matters shall relieve the Seller of its obligations with respect to such Claim to the extent that the failure of the Purchaser to so give notice to the Seller prejudices the Seller with respect to the applicable Claim.

9.9	Risk of Loss

If the assets of the Subject Companies are damaged or destroyed or appropriated, expropriated or seized by any Person, on or prior to the Closing Date, and if such acts or events in the aggregate have a Material Adverse Effect, then the Purchaser may, within 5 days of becoming aware of such acts or events, terminate this Agreement.

9.10	Submission to Jurisdiction
(a)

Each Party submits to the exclusive jurisdiction of any Ontario courts sitting in Toronto in any action, application, reference or other proceeding arising out of or relating to this Agreement and consents to all claims in respect of any such action, application, reference or other proceeding being heard and determined in such Ontario courts. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding. Each Party consents to any action, application, reference or other proceeding arising out of or relating to this Agreement being tried in Toronto and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice.

(b)

The Seller irrevocably appoints Osler, Hoskin & Harcourt LLP (the “Seller Process Agent”), with an office as of the date of this Agreement at Suite 6600, 1 First Canadian Place, Toronto, Ontario, for the attention of Mary E. Abbott as its agent to receive on behalf of it and its property, service of any documents by which any action, application, reference or other proceeding arising out of or relating to this Agreement is commenced. Such service may be made by delivering a copy of such documents to the Seller in care of the Seller Process

Agent at the Seller Process Agent’s above address or as notified pursuant to the notice provisions of this Agreement, and the Sellerirrevocably authorizes and directs the Seller Process Agent to accept such service on its behalf.

(c)

The Purchaser irrevocably appoints Blake, Cassels & Graydon LLP (the “Purchaser Process Agent”), with an office as of the date of this Agreement at Suite 2800, Commerce Court West, 199 Bay Street, Toronto, Ontario, for the attention of David C. Kruse as its agent to receive on behalf of it and its property, service of any documents by which any action, application, reference or other proceeding arising out of or relating to this Agreement is commenced. Such service may be made by delivering a copy of such documents to the Purchaser in care of the Purchaser Process Agent at the Purchaser Process Agent’s above address or as notified pursuant to the notice provisions of this Agreement, and the Purchaser irrevocably authorizes and directs the Purchaser Process Agent to accept such service on its behalf.

(d)

A final judgment in any such action, application or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law and must not be re-litigated on the merits.

9.11	Section 116 Requirements

The Parties agree that:

(a)

if the Seller has delivered to the Purchaser not later than three Business Days prior to the Closing (the “Certificate Delivery Date”) a certificate issued by the Minister of National Revenue under subsection 116(2) of the Tax Act (a “Section 116 Certificate”) with a certificate limit which is equal to or greater than the Purchased Shares Purchase Price expressed in Canadian dollars computed using the Exchange Rate, the Purchaser shall pay the entire Purchased Shares Purchase Price to the Seller on Closing;

(b)

if the Seller has not delivered to the Purchaser prior to the Certificate Delivery Date a Section 116 Certificate with a certificate limit which is equal to or greater than the amount of the Purchased Shares Purchase Price expressed in Canadian dollars computed using the Exchange Rate:

(i)

the Purchaser shall be required and entitled to withhold an amount (the “Withheld Amount”) equal to 25% of (A) if the Seller has not delivered a Section 116 Certificate to the Purchaser by the Certificate Delivery Date, the Purchased Shares Purchase Price, or (B) if the Seller has delivered a Section 116 Certificate to the Purchaser by the Certificate Delivery Date, the amount, if any, by which the Purchased Shares Purchase Price, expressed in Canadian dollars computed using the Exchange Rate, exceeds the certificate limit of such Section 116 Certificate;

(ii)

the Withheld Amount shall be transferred by the Purchaser to an escrow agent to be mutually agreed by the Parties acting reasonably (the “Escrow Agent”), as escrow agent, on the Closing Date subject to the terms set out in the escrow agreement dated the date hereof between the Seller, the Purchaser and the Escrow Agent;

(iii)	the Purchaser shall pay to the Seller on Closing the amount by which the Purchased Shares Purchase Price exceeds the Withheld Amount;
(iv)

the Parties acknowledge that the Purchaser may be obliged to remit the Withheld Amount, not later than 30 calendar days after the end of the calendar month in which the Certificate Delivery Date occurs, to the Receiver General of Canada on account of the Purchaser’s liability under subsection 116(5) of the Tax Act for Tax on behalf of the Seller and agree that the amount so remitted shall be credited to the Purchaser as a payment to the Seller on account of the Purchased Shares Purchase Price;

(v)

the Escrow Agent shall not remit the Withheld Amount in accordance with the provisions of the Tax Act prior to the day (the “Remittance Date”) that is 28 calendar days after the end of the calendar month in which the Certificate Delivery Date occurs or, if such day is not a Business Day, the immediately preceding Business Day;

(vi)

if the Seller delivers to the Purchaser after the Certificate Delivery Date and prior to the Remittance Date a Section 116 Certificate with a certificate limit which is equal to or greater than the Purchased Shares Purchase Price expressed in Canadian dollars computed using the Exchange Rate or a certificate issued under subsection 116(4) of the Tax Act, as soon as is reasonably practicable following delivery to the Purchaser of such Section 116 Certificate or certificate issued under subsection 116(4) of the Tax Act, the Escrow Agent shall pay to the Seller an amount equal to the Withheld Amount together with all income actually earned thereon less any withholding required under the Tax Act, and an amount equal to the Withheld Amount shall be credited to the Purchaser as payment on account of the Purchased Shares Purchase Price;

(vii)

if the Seller fails to deliver to the Purchaser prior to the Remittance Date a Section 116 Certificate with a certificate limit which is equal to or greater than the Purchased Shares Purchase Price as expressed in Canadian dollars computed using the Exchange Rate or a certificate issued under subsection 116(4) of the Tax Act, and the Purchaser has not received a letter from the Canada Revenue Agency (the “CRA”) acceptable to the Purchaser acting reasonably (a “Comfort Letter”) indicating that it need not remit any amounts under section 116 of the Tax Act unless and until the Comfort Letter is no longer in effect, then:

(A)

the Escrow Agent shall remit an amount (the “Remitted Amount”) equal to 25% of (1) if the Seller has not delivered a Section 116 Certificate to the Purchaser, the Purchased Shares Purchase Price as expressed in Canadian dollars computed using the Exchange Rate, or (2) if the Seller has delivered a Section 116 Certificate to the Purchaser, the amount by which the Purchased

Shares Purchase Price as expressed in Canadian dollars computed using the Exchange Rate exceeds the certificate limit of such Section 116 Certificate, to the Receiver General of Canada in accordance with the provisions of the Tax Act on the Remittance Date;

(B)

the Escrow Agent shall pay the amount, if any, by which the Withheld Amount exceeds the Remitted Amount, together with all interest actually earned on the Withheld Amount less any withholding thereon required under the Tax Act shall be paid to the Seller; and

(C)	the Withheld Amount shall be credited to the Purchaser as a payment to the Seller on account of the Purchased Shares Purchase Price; and
(viii)	if the CRA has provided a Comfort Letter, the Escrow Agent shall not remit the Withheld Amount to the Receiver General of Canada on the Remittance Date, and
(A)

if a Section 116 Certificate with a certificate limit which is equal to or greater than the Purchased Shares Purchase Price as expressed in Canadian dollars computed using the Exchange Rate or a certificate issued under subsection 116(4) of the Tax Act is subsequently received while the Comfort Letter remains in effect, promptly after receipt of such certificate, the Escrow Agent shall pay to the Seller an amount equal to the Withheld Amount together with all interest actually earned thereon less any withholding required under the Tax Act, and an amount equal to the Withheld Amount shall be credited to the Purchaser as payment on account of the Purchased Shares Purchase Price;

(B)

if a Section 116 Certificate with a certificate limit which is less than the Purchased Shares Purchase Price is subsequently received while the Comfort Letter remains in effect, the Escrow Agent shall promptly after receipt of such certificate remit an amount equal to 25% of the amount by which the Purchased Shares Purchase Price as expressed in Canadian dollars computed using the Exchange Rate exceeds the certificate limit of such Section 116 Certificate and shall pay to the Seller any remaining Withheld Amount together with all interest actually earned on the Withheld Amount less any withholding thereon required under the Tax Act, and the Withheld Amount shall be credited to the Purchaser as a payment to the Seller on account of the Purchased Shares Purchase Price; and

(C)	if in a subsequent written communication the CRA has notified the Seller that on receipt by the CRA of an amount (the “Tax Amount”), a Section 116 Certificate or a certificate under subsection 116(4) of the Tax Act will be issued to the Seller, the Seller shall deliver to the Purchaser such written communication and the Escrow Agent shall remit forthwith the Tax Amount to the CRA as payment of the Tax Amount, and upon delivery of such Section 116 Certificate or certificate issued under subsection 116(4) of the Tax Act, the Purchaser shall pay to the Seller an amount equal to the Withheld Amount less the Tax Amount, together with all interest actually earned on the Withheld Amount less any withholding thereon required by the Tax Act, and the Withheld Amount shall be credited to the Purchaser as a payment to the Seller on account of the Purchased Shares Purchase Price; and

(c)

if any amount is remitted to the Receiver General of Canada in accordance with this Section 9.11 and is subsequently refunded to the Purchaser, the Purchaser shall forthwith pay such refunded amount to the Seller.

9.12	Change of Bon L Canada’s Name

Within five Business Days of the Closing Date, the Purchaser will cause Bon L Canada to change its name. The Purchaser agrees that after the Closing Date it shall not use the trademarks, trade-names and business names set forth in Section 9.12 of the Disclosure Letter, provided that the Purchaser may make use of the “Bon L Canada Inc.” name for a period not exceeding 90 days following the Closing Date only (a) in connection with the sale of Inventory acquired from the Seller and to the extent such Inventory has been affixed with a “Bon L Canada Inc.” label supplied by the Seller or prior to the Closing Date; (b) on existing signage and stationary at the Subject Companies’ premises; and (c) in connection with email, business cards, telephones, voice mail and other forms of communication, and provided further that for a period not to exceed two years following the Closing Date the Purchaser may make use of the “Bon L Canada Inc.” name by affixing such name to ladders sold by the Subject Companies and for use in materials related to the sale of such ladders.

9.13	Tax Election

The Purchaser shall not make an election under Section 338(g) of the United States Internal Revenue Code (or any comparable election under other applicable Tax Laws) with respect to any of the Subject Companies without the prior written consent of the Seller.

9.14	[Intentionally Omitted]
9.15	Exclusivity

Until the Closing Date, neither the Seller nor any of its Representatives or controlling shareholders shall directly or indirectly in any manner (nor permit any subsidiary to) (a) entertain, solicit or encourage, (b) furnish or cause to be furnished any information to any Persons (other than the Purchaser or its Representatives) in connection with, or (c) negotiate or otherwise pursue, any proposal or discussions for or in connection with any possible sale of any

Purchased Interests or of the businesses of the Subject Companies, no matter how structured, including without limitation by sale of all or any significant or controlling part of the shares in the capital of the Seller, by sale or license of all or any significant part of the property and assets of either Subject Company, or by any merger or other business combination involving the Seller or otherwise (each of the foregoing proposals or discussions, whether written or oral, an “Alternative Transaction”). The Seller shall immediately notify the Purchaser in writing of (i) the receipt of any proposal for an Alternative Transaction or any requests for any information relating to the Seller, the Subject Companies, their respective business or for access to the properties, books or records of either Subject Company by any Person which has informed the Seller that such Person is considering making, or has made, a proposal for an Alternative Transaction, and (ii) the terms of any such Alternative Transaction. The Seller shall be responsible for any breach by its Representatives or controlling shareholders of any of the provisions of this Section 9.15. In the event that any of the provisions of this Section 9.15 are breached by the Seller, Idlewood Properties or any of their respective Representatives or controlling shareholders, the Seller (on behalf of itself and Idlewood Properties) shall reimburse the Purchaser for all of its and its Affiliates’ legal, accounting and other professional advisory fees, costs, expenses and other out-of-pocket expenses incurred in connection with the purchase and sale of the Purchased Interests and the preparation, execution and delivery of this Agreement and the Confidentiality Agreement and all documents and instruments to be executed pursuant to this Agreement and the Confidentiality Agreement and such reimbursement shall be paid by the Seller to the Purchaser on or before the 20th Business Day following the date that the Purchaser provides the Seller with reasonable evidence of such out-of-pocket expenses.

9.16	Grounds for Termination

This Agreement may be terminated on or prior to the Closing Date:

(a)	by the mutual written agreement of the Seller and the Purchaser;
(b)	by written notice from the Purchaser to the Seller as permitted in Article ARTICLE 7 or Section 9.9;
(c)	by written notice from the Seller to the Purchaser as permitted in ARTICLE 8; or
(d)	by written notice from the Purchaser to the Seller upon a breach by the Seller or any of its Representatives or controlling shareholders of the provisions of Section 9.15(a), 9.15(b) or 9.15(c).
9.17	Effect of Termination

If this Agreement is terminated:

(a)

by the Seller or by the Purchaser under Section 9.16, subject to Section 9.17(b), all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 11.1 and 11.2 and under the Confidentiality Agreement, which shall survive such termination; or

(b)

by a Party under Section 9.16(b) or 9.16(c) or 9.16(d) and the right to terminate arose because of a breach of this Agreement by the other Party (including a breach by the other Party resulting in a condition in favour of the terminating Party failing to be satisfied), then, provided for greater certainty that the terminating Party has not itself breeched this Agreement giving rise to a right to termination for the other Party (including a breach by the terminating Party resulting in a condition in favour of the other Party failing to be satisfied) the other Party shall remain fully liable for any and all damages sustained or incurred by the terminating Party directly or indirectly as a result thereof.

9.18	Transition Services

Except as with respect to the services to be provided pursuant to the agreements referred to in Section 2.1 to be entered into at the Closing, all data processing, cash management, accounting, insurance, banking, personnel, legal, communications and other products and services provided to the Subject Companies by the Seller or any Affiliate of Seller (other than the Subject Companies), including any agreements or understanding (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the Parties.

9.19	Bank Accounts

The Parties shall cooperate in connection with the replacement or supplementation of the authorized signatories for each bank account of the Subject Companies effective as of the Closing.

9.20	Collection of Accounts Receivable

If, after the Closing Date, the Seller, Idlewood Properties, or any of their respective Affiliates receives any payment or remittance with respect to any Account Receivable of either of the Subject Companies, the Seller or Idlewood Properties, as applicable, shall, or shall cause its Affiliate to, deliver promptly to the applicable Subject Company all cash, cheques or other property received with respect to such Account Receivables.

9.21	Confidentiality
(a)	The Parties acknowledge and confirm that they shall continue to be bound by the terms of the Confidentiality Agreement.
(b)

After the Closing, each of the Seller and Idlewood Properties shall keep confidential all Personal Information it disclosed to the Purchaser and all information relating to the Subject Companies, except information which:

(i)	is part of the public domain;
(ii)	becomes part of the public domain other than as a result of a breach of these provisions by the Seller or by Idlewood Properties; or

(iii)	was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence.
9.22	Provision of Tax Information

Within ten Business Days of the date of this Agreement, the Seller shall provide to the Purchaser a good faith estimate of:

(a)	the aggregate amount of undepreciated capital cost of depreciable property of prescribed classes owned by the Subject Companies, and
(b)	the aggregate amount of cumulative eligible capital of eligible capital property owned by the Subject Companies,

in each case as determined for purposes of the Income Tax Act (Canada) as of December 30, 2007.

9.23	Pension Underfunding Payment
(a)

As soon as practicable and in any event within 5 Business Days following the date of this Agreement, the Seller shall update the pension records of each DB Pension Plan, and shall provide to the Seller’s actuary such data, records and other information as is necessary to enable the Seller’s actuary to determine the Deficit Funding Position for each applicable DB Pension Plan. As soon as practicable after such information has been provided to the Seller’s actuary and in any event prior to Closing, the Seller shall instruct the Seller’s actuary to determine, as of December 31, 2007, the amount of the Deficit Funding Position for each applicable DB Pension Plan. The Seller shall make the details of these calculations and their results available to the Purchaser and its actuary for their review and confirmation, and shall furnish to them such data and other information and provide the Purchaser with such access to the Seller’s actuary as may be required or requested to permit a review, recalculation and confirmation of the Deficit Funding Position(s) by the Purchaser and its actuary.

(b)

The Deficit Funding Position in respect of each applicable DB Pension Plan shall become final and binding upon the Purchaser on the 10th Business Day following delivery of the calculation thereof unless, prior to such date, the Purchaser advises the Seller by delivery to the Seller of Notice (the “Pension Objection Notice”) objecting in good faith to the calculation of the Deficit Funding Position. The Pension Objection Notice shall set out the reasons for the Purchaser’s objection as well as the amount in dispute and reasonable details of the calculation of the amount in dispute.

(c)

The Purchaser and the Seller shall attempt, in good faith, to resolve all of the items in dispute set out in any Pension Objection Notice within two Business Days of receipt of any Pension Objection Notice. Any items in dispute not resolved within such two Business Day period shall be referred as soon as possible thereafter by the Seller and the Purchaser to a mutually acceptable firm of actuarial consultants of recognized standing (the “Independent Actuary”). The Independent Actuary shall act as expert and not as arbitrator and shall be required to determine the items in dispute that have been referred to it as soon as reasonably practicable but in any event not later than 30 days after the date of referral of the dispute to it. In making its determination, the Independent Actuary will only consider the issues in dispute placed before it. The Purchaser and the Seller shall provide or make available, all documents and information as are reasonably required by the Independent Actuary to make its determination. The determination of the Independent Actuary shall be final and binding on the Parties (absent fraud or clerical error) and the Deficit Funding Position(s) shall be finalized in accordance with such determination. The fees and expenses of the Independent Actuary shall be shared equally by the Purchaser and the Seller.

(d)

In the event that the aggregate sum of the Deficit Funding Position, if any, for each DB Pension Plan, as calculated by the Seller’s actuary if not disputed by the Purchaser, or as agreed by the Parties or calculated by the Independent Actuary if disputed by the Purchaser, exceeds $3 million, subject to below, the Seller shall have a contingent obligation to make future payment to the Purchaser or Bon L Canada (as detailed below) for the amount of the excess of the aggregate Deficit Funding Position as calculated as at December 31, 2007, over $3 million (the “Seller’s Contingent Payment Liability”).

(e)

If and when Bon L Canada, for the period on and after January 1, 2008, Incurs $3 million or more in aggregate contributions to the DB Pension Plan(s) for which a Deficit Funding Position has been determined to exist pursuant to this Section 9.23, the Seller shall be required to pay in a single lump sum the Seller’s Contingent Payment Liability to Bon L Canada or to the Purchaser, as the Purchaser may direct in its sole discretion within 10 Business Days of the Purchaser providing Notice and evidence acceptable to the Seller, acting reasonably, that Bon L Canada has, for the period on and after January 1, 2008, Incurred $3 million or more in aggregate contributions to the DB Pension Plan(s) for which a Deficit Funding Position has been determined to exist pursuant to this Section 9.23. For greater certainty, contributions means contributions on account of current service cost and special payments payable by Bon L Canada, but excluding employee contributions, and any such contributions shall be tracked by the Purchaser in US dollars computed using the Exchange Rate when the contribution is Incurred.

(f)

The Seller’s Contingent Payment Liability determined in accordance with this Section 9.23 shall be absolute and unconditional, shall not be subject to any counterclaim, set-off, deduction or defence based upon any claim the Seller may have against the Purchaser and shall not be released, discharged or in any way affected for any reason whatsoever until paid in full.

(g)

For the avoidance of doubt, (i) the total amount payable by the Seller under this Section 9.23 is limited to Seller’s Contingent Payment Liability, and (ii) should Bon L Canada not Incur, and it is no longer possible for Bon L Canada to Incur, including as a result of the wind-up of the applicable DB Pension Plan(s), $3 million or more in aggregate contributions for the period on and after January 1, 2008 to the DB Pension Plan(s) for which a Deficit Funding Position has been determined to exist pursuant to this Section 9.23, the Seller’s Contingent Payment Liability shall be deemed to be nil and no amount shall be payable by the Seller under this Section 9.23.

ARTICLE 10

INDEMNIFICATION

10.1	Indemnification by the Seller
(a)

The Seller shall indemnify and save harmless the Purchaser, its Affiliates and its Representatives from and against all Claims which may be made or brought against the Purchaser, or which it may suffer or incur, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Seller contained in this Agreement;
(ii)

any misrepresentation or any incorrectness in or breach of any representation or warranty of the Seller contained in this Agreement or in any certificate furnished by the Seller pursuant to this Agreement;

(iii)

any presence of Hazardous Substances in the soil, subsoil, sediment or groundwater at, on, under or from any Real Property or any other property formerly owned or operated by either of the Subject Companies in amounts or concentrations exceeding any applicable criterion or standard published or enacted by a Governmental Authority for an industrial site, any breach of Environmental Laws, or any Release of Hazardous Substances, in each case caused, permitted or occurring prior to 12:01 a.m. on the Closing Date provided that:

(A)

in each case the Purchaser, its Affiliates, its representatives and the Subject Companies, as the case may be, do not use such Real Property for other than a commercial or industrial purpose to the extent that such change in use causes or contributes to the Claim, and

(B)

in the event that a Claim made for indemnification pursuant to this Section 10.1(a)(iii) is in respect of remediation of soil or ground water contamination, such remediation is (i) required by Law, (ii) required in connection with any sale or financing of such Real Property, (iii) required in order to obtain any Governmental Authorizations, or (iv) remediation that would otherwise be carried out by a reasonable and prudent owner or lessee of a commercial or industrial property, and the Purchaser shall provide prior notice to the Seller of any such remediation work to be done and shall use commercially reasonable efforts to advise the Seller of material developments in connection with such remediation work.

(iv)

any Claim or assessment related to a Subject Company not being in compliance in respect of the period prior to the Closing Date with all Applicable Laws respecting workers’ compensation, including, in particular, the Workplace Safety and Insurance Act, 1997 (Ontario), and the equivalent statutes in other jurisdictions (including, for greater certainty, any current or incurred but unreported workers’ compensation Claims).

(b)	The Seller’s obligations under Section 10.1(a) shall be subject to the following limitations:
(i)

subject to Section 10.1(b)(ii), (vii) and (viii), the obligations of the Seller under Section 10.1(a)(ii) shall terminate 18 months after the Closing Date except with respect to bona fide Claims by the Purchaser set forth in written notices given by the Purchaser to the Seller prior to such date and in any event, promptly following of its determination that it has a bona fide Claim, provided that the failure to give prompt notice shall not affect the rights of indemnification herein except to the extent that the failure to deliver such notice resulted in the Seller not being able to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage;

(ii)

the obligations of the Seller under Section 10.1(a)(ii) in respect of any Claim relating to or impacted by Tax matters set out in Section 4.25 arising in or in respect of a particular period ending on, before or including the Closing Date shall terminate on the date which is 30 days after the relevant Governmental Authorities shall no longer be entitled to assess liability for Taxes against a Subject Company for that particular period (which date shall not be extended by any waiver given by a Subject Company after the Closing Date without the consent of the Seller), except with respect to bona fide Claims by the Purchaser set forth in written notices given by the Purchaser to the Seller prior to such date and in any event, within 30 days of its determination that it has a bona fide Claim;

(iii)	the Seller shall not be required to pay any amount with respect to any individual Claim made pursuant to Section 10.1(a)(ii) of less than $15,000;
(iv)

the Seller shall not be required to pay any amount in respect of Claims made pursuant to Section 10.1(a)(ii) until the aggregate of such Claims exceeds $250,000, in which event the accumulated aggregate amount of all such Claims may be recovered;

(v)	the Seller’s total liability with respect to Claims made pursuant to Section 10.1(a)(ii) shall not exceed $6,000,000;

(vi) (A)

with respect to Claims made pursuant to Sections 10.1(a)(i), (ii) and (iv), the Seller shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any Purchase Price methodology unless payable to a third party; and

(B)

with respect to all other Claims made pursuant to Section 10.1(a)(iii), the Seller shall not be liable for any special, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any Purchase Price methodology unless payable to a third party;

(vii)

the limitations in Section 10.1(b)(i) shall have no application to any Claim based on any incorrectness in or breach of any representation or warranty of the Seller and/or Idlewood Properties in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a), 4.19, 4.22 and 4.27 of this Agreement; and

(viii)

the limitations in this Section 10.1(b)(iii), (iv) and (v) shall have no application to any Claim based on any incorrectness in or breach of any representation or warranty of the Seller and/or Idlewood Properties in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a), 4.25, 4.27 and 4.37 of this Agreement.

10.2	Indemnification by the Purchaser
(a)

The Purchaser shall indemnify and save harmless the Seller, its Affiliates and its Representatives from and against all valid Claims which may be made or brought against the Seller, or which it may suffer or incur, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Purchaser contained in this Agreement;
(ii)

any misrepresentation or any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any certificate furnished by the Purchaser pursuant to this Agreement.

(b)	The Purchaser’s obligations under Section 10.2(a) shall be subject to the following limitations:
(i)

the obligations of the Purchaser under Section 10.2(a)(ii) shall terminate 18 months after the Closing Date except with respect to bona fide Claims by the Seller set forth in written notices given by the Seller to the Purchaser prior to such date and in any event, promptly following of its determination that it has a bona fide Claim, provided that the failure to give prompt notice shall not affect the rights of indemnification herein except to the extent that the failure to deliver such notice resulted in the

Purchaser not being able to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage; and

(ii)

the Purchaser shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any Purchase Price methodology.

10.3	Indemnification Procedures for Third Party Claims
(a)

Subject to Section 9.8, in the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the “Indemnified Party”) shall give prompt notice, and in any event within 15 days, to the other Party (the “Indemnifying Party”) of any such Claims made upon it including a description of such third party Claim in reasonable detail including the sections of this Agreement which form the basis for such Claim, copies of all material written evidence of such Claim in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will be sustained by an Indemnified Party, including reasonable supporting documentation therefor.

(b)

The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 10.3(a), to assume the control of the defence, compromise or settlement of the Claim. The Indemnifying Party shall not be entitled to assume control of such defence, compromise or settlement of a Claim (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if the Indemnifying Party has been advised by its counsel that a conflict of interest exists between the Indemnifying Party and the Indemnified Party.

(c)

Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 10.3(b), the Indemnifying Party may proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any third party Claim, the Indemnifying Party shall not settle any third party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

(d)

The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be of such Claim against the Indemnifying Party.

(e)

If the Indemnifying Party does not assume control of a Claim as permitted in Section 10.3(b), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

10.4	Reductions and Subrogation

If the amount of any Claim incurred by a Party at any time subsequent to the making of an indemnity payment is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the U.S. Prime Rate effective on the Business Day immediately preceding the date of payment, shall promptly be repaid by that Party to the other Party. Upon making a full indemnity payment, a Party shall, to the extent of such indemnity payment, be subrogated to all rights of the other Party against any third party in respect of the Claim to which the indemnity payment relates. For greater certainty, no investigations, inspections, surveys or tests made by or on behalf of the Purchaser at any time shall affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by the Seller or Idlewood Properties in or pursuant to this Agreement.

10.5	Exclusive Remedy

The rights of indemnity set forth in this ARTICLE 10 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Party under this Agreement except fraud or intentional breach. The Parties agree that if a Claim for indemnification is made by one Party in accordance with Section 10.1(a) or Section 10.2(a), as the case may be, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such Claim, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This ARTICLE 10 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

10.6	One Recovery

A Party shall not be entitled to double recovery for any Claims even though they may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by the other Party in this Agreement.

10.7	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any loss which it may suffer or incur by reason of the breach by the other Party of any representation, warranty or covenant of that other Party under this Agreement. If any Claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, a Party shall take all commercially reasonable steps to enforce such recovery, settlement or payment.

10.8	Adjustment to Purchase Price

Any payment made by the Seller to the Purchaser under this ARTICLE 10 shall constitute a downward adjustment to the Purchase Price.

10.9	Set-Off

The Purchaser shall be entitled to set-off the amount of any finally determined Claim subject to indemnification under this Agreement against any other amounts payable by the Purchaser to the Seller or its Affiliates under this Agreement or the ancillary agreements contemplated hereby.

ARTICLE 11

GENERAL

11.1	Public Notices

The Parties shall jointly plan and coordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld, except:

(a)

where required to meet timely disclosure obligations of any Party under Laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party; and

(b)	in the case of the Seller’s communication made to the Seller’s employees affected by such transaction.
11.2	Expenses

Except as otherwise provided in this Agreement, each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Purchased Interests and the preparation, execution and delivery of this Agreement and the Confidentiality Agreement and all documents and instruments executed pursuant to this Agreement and the Confidentiality Agreement and any other costs and expenses incurred.

11.3	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Seller at:

Bon L Holdings Corporation

c/o Tredegar Corporation

1100 Boulders Parkway

Richmond, VA	23225
Attention:	General Counsel, Tredegar Corporation
Fax:	804-330-1010

with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 6600, 1 First Canadian Place

Toronto, Ontario

Canada	M5X 1B8
Attention:	Mary E. Abbott
Fax:	416-862-6666
(b)	in the case of a Notice to Idlewood Properties at:

Idlewood Properties Inc.

c/o Tredegar Corporation

1100 Boulders Parkway

Richmond, VA 23225

Attention:	General Counsel, Tredegar Corporation
Fax:	804-330-1010

with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 6600, 1 First Canadian Place

Toronto, Ontario

Canada	M5X 1B8
Attention:	Mary E. Abbott
Fax:	416-862-6666

(c)	in the case of a Notice to the Guarantor at:

The William L. Bonnell Company, Inc.

c/o Tredegar Corporation

1100 Boulders Parkway

Richmond, VA 23225

Attention:	General Counsel, Tredegar Corporation
Fax:	804-330-1010

with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 6600, 1 First Canadian Place

Toronto, Ontario

Canada	M5X 1B8
Attention:	Mary E. Abbott
Fax:	416-862-6666
(d)	in the case of a Notice to the Purchaser at:

c/o H.I.G. Capital, LLC

1001 Brickell Bay Drive

27th Floor

Miami, FL 33131

Attention:	Sean R. Ozbolt
Fax:	(305) 379-3655

with a copy to:

Greenberg Traurig, LLP

77 West Wacker Drive

Suite 2500

Chicago, IL 60601

USA

Attention:	Amit Mehta
Fax:	(312) 899-0361

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

11.4	Assignment

No party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party, provided that the Purchaser shall have the right to assign the Agreement or any of its rights or obligations under this Agreement without consent to one or more Affiliates, to one or more lenders as collateral, or to a Person who is a buyer in the future of a Subject Company, provided that the Purchaser shall remain jointly and severally liable for the obligations of the Purchaser under this Agreement.

11.5	Guaranty

The Guarantor shall cause the Seller and Idlewood Properties to perform all of their respective obligations under this Agreement, and shall be liable jointly and severally with the Seller and Idlewood Properties to the Purchaser for the failure of each of the Seller and Idlewood Properties to discharge any of its obligations and for the fulfilment of all of its representations, warranties, indemnities and other obligations to the Purchaser under this Agreement or arising in connection with the transactions provided for in this Agreement as if the Guarantor were a direct obligor under this Agreement, without any further action being required on the part of the Purchaser.

11.6	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.7	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

11.8	Non-Disturbance and Attornment Agreement

Seller agrees to use commercially reasonable efforts to obtain prior to the Closing Date a non-disturbance and attornment agreement between the Great-West Life Assurance Company (as landlord’s mortgagee) and Apolo Tool & Die Manufacturing Inc. (as tenant) with respect to 75 Haist Avenue, Woodbridge, Ontario.

11.9	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing, provided that the costs and expenses of any actions taken after Closing at the request of a Party shall be the responsibility of the requesting Party.

11.10	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles together constitute one and the same agreement.

IN WITNESS OF WHICH the Parties have executed this Agreement.

BON L HOLDINGS CORPORATION
By:	/s/ M. Marshall, II

Name: McAlister C. Marshall, II
Title: Vice President

IDLEWOOD PROPERTIES, INC.
By:	/s/ M. Marshall, II

Name: McAlister C. Marshall, II
Title: Vice President
THE WILLIAM L. BONNELL COMPANY, INC.
By:	/s/ M. Marshall, II

Name: McAlister C. Marshall, II
Title: Vice President
WXP HOLDINGS, INC.
By:	/s/ Sean Ozbolt

Name: Sean Ozbolt
Title: Vice President